Exhibit 2.1

EXECUTION COPY

MOTOROLA SOLUTIONS, INC.

and

MOTOROLA SOLUTIONS CANADA HOLDINGS INC.

and

AVIGILON CORPORATION

ARRANGEMENT AGREEMENT

FEBRUARY 1, 2018

i

ii

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT

SCHEDULE B	ARRANGEMENT RESOLUTION

SCHEDULE C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

SCHEDULE E	FORM OF DIRECTORS’ AND OFFICERS’ SUPPORT AGREEMENT

iii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of February 1, 2018,

AMONG:

AVIGILON CORPORATION, a corporation incorporated under the federal laws of Canada

(the “Company”)

- and -

MOTOROLA SOLUTIONS, INC., a corporation incorporated under the laws of the State of Delaware, USA

(the “Parent”)

- and -

MOTOROLA SOLUTIONS CANADA HOLDINGS INC., a corporation incorporated under the federal laws of Canada

(the “Purchaser”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Transactions, and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons relating to: (i) the direct or indirect acquisition or purchase by any Person or group of Persons of 20% or more of the consolidated assets of the Company and its Subsidiaries determined on a fair-market-value basis; (ii) the direct or indirect purchase or acquisition by any Person or group of Persons of 20% or more of the issued and outstanding Common Shares or any other class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company; (iii) any direct or indirect take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the Common Shares or any other class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the

Company; or (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction involving the Company and/or one or more of its Subsidiaries whose assets or revenues constitute, individually or in the aggregate, 20% or more of the consolidated assets or revenues of the Company, or any liquidation, dissolution, or winding up of the Company and/or one of its Subsidiaries whose assets or revenues constitute, individually or in the aggregate, 20% or more of the consolidated assets or revenues of the Company.

“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 5.1(1)(c).

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with, such Person.

“Agreement” means this Arrangement Agreement, including the Schedules hereto.

“Alternative Transaction Agreement” has the meaning ascribed thereto in Section 5.1(1)(d).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws (including the Competition Act) that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Anti-Corruption Laws” means: (i) the U.S. Foreign Corrupt Practices Act of 1977; (ii) the Corruption of Foreign Public Officials Act (Canada); and (iii) any other Law that prohibits corruption or bribery applicable to the Company, its Subsidiaries or any other Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries.

“Applicable Date” has the meaning ascribed thereto in Section (5)(a) of Schedule C.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Audited Balance Sheet” has the meaning ascribed thereto in Section 4.11(2).

“Audited Financial Statements” has the meaning ascribed thereto in Section 4.11(2).

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section (3)(a) of Schedule C.

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.12(2).

“Bump Transactions” has the meaning ascribed thereto in Section 4.6 and as further described in the steps memo prepared by the Parent and provided to the Company on January 24, 2018.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Chicago, Illinois or Vancouver, British Columbia.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to Subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

“Closing” has the meaning ascribed thereto in Section 2.8(3).

“Closing Date” has the meaning ascribed thereto in Section 2.8(3).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his or her designee.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Avigilon Corporation, a corporation incorporated under the CBCA.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Contractors” means the independent contractors contracted by the Company and its Subsidiaries.

“Company Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).

“Company Employees” means the officers and employees of the Company and/or its Subsidiaries.

“Company Equity Award” means the Company Options and Company RSUs.

“Company Information Technology” means, collectively, the Owned Information Technology and Third-Party Information Technology to the extent that is used in the conduct of the business of the Company and its Subsidiaries.

“Company IP” means, collectively, the Owned IP and any Third-Party IP to the extent that is used in the conduct of the business of the Company and its Subsidiaries.

“Company Meeting” means the special (or annual and special) meeting of Common Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the applicable Equity Incentive Plan.

“Company Plan” means any written benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by the Company or any of its Subsidiaries with respect to the Company Employees or former Company Employees and includes: (i) ERISA Plans; (ii) employment, consulting, retirement, severance, termination or change in control agreements; and (iii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.

“Company Public Disclosure Record” means all documents filed by the Company on SEDAR on or after the Applicable Date and before the date hereof.

“Company RSUs” means the outstanding restricted share units (including performance-based restricted share units) granted under the applicable Equity Incentive Plan.

“Company Securityholders” means, collectively, the Common Shareholders, the holders of Company Options and the holders of Company RSUs.

“Company Software” means, collectively, the Owned Software, and any Third-Party Software to the extent that is used in the conduct of the business of the Company and its Subsidiaries.

“Company’s 2018 Budget” means the Company’s capital and operating budget for 2018, as set forth in Section 1.1 of the Company Disclosure Letter under the heading “Company’s 2018 Budget”.

“Company’s Knowledge” means the actual knowledge of each of the individuals listed in Section 1.1 of the Company Disclosure Letter under the heading “Knowledge Persons” and does not include any other knowledge or awareness of any other individual or any constructive, implied or imputed knowledge or awareness.

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34.

“Competition Act Approval” means, with respect to the Transactions, the following: (i) receipt by the Purchaser of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he or she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act; or (ii) (a) the expiry or waiver of the waiting period under Section 123 of the Competition Act or a waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under Subsection 113(c) of the Competition Act; and (b) the Commissioner of Competition having issued a No Action Letter which will be in full force and effect.

“Competition Tribunal” means the Competition Tribunal established under Subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19.

“Confidentiality Agreement” means the non-disclosure agreement dated October 20, 2017 between the Company and the Parent.

“Conflict Minerals” has the meaning ascribed thereto in Section (22) of Schedule C.

“Consideration” means CDN$27.00 per Common Share in cash.

“Contract” means any written binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.

“Copyrights” means rights in works of authorship (including rights in Software, databases and other compilations of information), copyrights therein and thereto, and other similar exclusive exploitation rights and moral rights, and any registrations and applications for registration thereof, and all renewals, extensions, restorations and reversions thereof.

“Court” means the Supreme Court of British Columbia, sitting in Vancouver, British Columbia, or other court as applicable.

“D&O Insurance” has the meaning ascribed thereto in Section 4.8(3).

“Data Room” means the virtual data room created by the Company and made available to the Parent and the Purchaser, as contained in the cabinet entitled “Project Magnum” accessible at https://us1.merrillcorp.com, as such was constituted at 11:59 p.m. on January 30, 2018, and which at such time contained only those documents as are set out in the index appended to the Company Disclosure Letter.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Director” means the Director appointed under section 260 of the CBCA.

“Directors’ and Officers’ Support Agreements” means the support and voting agreements dated on the date hereof between the Parent, the Purchaser and each of the directors and senior officers of the Company listed in Section 1.1 of the Company Disclosure Letter under the heading “Directors’ and Officers’ Support Agreements”.

“Disclosing Party” has the meaning ascribed thereto in Section 4.13(1).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment or public health and safety matters; or (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

“Equity Incentive Plans” means: (i) the incentive security plan of the Company dated September 15, 2011, as amended and restated on May 25, 2014, and as further amended and restated on May 29, 2017; and (ii) the ESPP.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“ESPP” means the Company’s Employee Share Purchase Plan, Amended and Restated as of February 1, 2015.

“Existing Credit Facility” means the senior secured syndicated credit facility under that certain Credit Agreement, made as of April 7, 2015 (as it may have been amended, restated, supplemented or otherwise modified from time to time), among the Company, the subsidiary guarantors party thereto, the lenders party thereto and HSBC Bank Canada, as agent of the lenders.

“Export Controls and Sanctions” has the meaning ascribed thereto in Section (20)(a) of Schedule C.

“Fairness Opinions” means the respective opinions of the Financial Advisors to the effect that, as of the date hereof, the Consideration to be received by the Common Shareholders is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided however, that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means Morgan Stanley Canada Limited and Fort Capital Partners.

“Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting counterparty of which is, to the Company’s Knowledge, a Governmental Entity.

“Government Official” includes: (i) any employee, official or agent of any Governmental Entity; (ii) any person who holds a legislative, administrative or judicial position with any Governmental Entity; or (iii) any official of a political party or candidate for public office.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICA” means the Investment Canada Act, R.S.C., 1985, c. 28 (1st Supp.).

“ICA Approval” means the responsible Minister under the ICA (the “Minister”) having sent a notice to the Parent or the Purchaser stating that the Minister is satisfied that the Transactions are likely to be of net benefit to Canada, or the Minister having been deemed in accordance with the ICA to be satisfied that the Transactions are likely to be of net benefit to Canada.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.

“Import Restrictions” has the meaning ascribed thereto in Section (20)(a) of Schedule C.

“Indemnified Persons” has the meaning ascribed thereto in Section 4.8(1).

“Information Technology” means mainframes, computers, servers, digital devices, optical devices containing or that use Software, encryption equipment, data storage equipment, network equipment, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment.

“Insurance Policies” has the meaning ascribed thereto in Section (15) of Schedule C.

“Integrated Circuit Topographies” means all rights in integrated circuit topographies or mask works.

“Intellectual Property” means any and all intellectual property and intellectual property rights anywhere in the world including: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Trade Secrets; (v) Integrated Circuit Topographies; (vi) rights in industrial designs; (vii) all rights pertaining to any of the foregoing, anywhere in the world, including any rights arising under international treaties and convention rights; and (viii) all applications, registrations, licences, sublicenses, franchises, Contracts or any other similar evidence of a right in any of the foregoing.

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.

“Leased Real Property” has the meaning ascribed thereto in (12)(b) of Schedule C.

“Licenses” has the meaning ascribed thereto in Section (10)(b) of Schedule C.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Matching Period” means the four Business Day period following the day of the Purchaser’s receipt of the Superior Proposal Notice.

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts, development, condition or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from:

(i)	any effect, change, development or event affecting the video surveillance or access control industries or the industries which supply or process materials incorporated into the products of the Company or its Subsidiaries;

(ii)	any change in general economic, political, business, regulatory, or market conditions or in national or global financial, credit or capital markets;

(iii)	any changes or developments in relation to currency exchange or interest rates or changes in the price of materials incorporated in the products of the Company or its Subsidiaries;

(iv)	any change in Law, including any Laws in respect to taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(v)	any earthquake, hurricane, tornado, tsunami, flood or other natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(vi)	the announcement of this Agreement or the pendency of the Transactions;

(vii)	the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, this Agreement (excluding actions, or the failure to take any actions, in the Ordinary Course);

(viii)	any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on the TSX, or any credit rating downgrade, negative outlook, watch or similar event relating to the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(ix)	the failure of the Company or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred, provided, that such causes are not referred to in clauses (i)-(viii) above);

(x)	actions taken or not taken with the express prior written approval of the Parent or the Purchaser; and

(xi)	any legal action of a Company Securityholder connected with, or arising from, this Agreement or the Transactions contemplated by this Agreement,

provided however, that: (A) with respect to the foregoing clauses (i) through (iv), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not: (I) primarily relate to (or have the effect of primarily relating to) the Company and its Subsidiaries; or (II) disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries carry on a material portion of their business in the aggregate; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” has the meaning ascribed thereto in Section (11)(a) of Schedule C.

“Minister” has the meaning ascribed thereto in the definition of ICA Approval.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (British Columbia).

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“No Action Letter” means written confirmation from the Commissioner of Competition or a person authorized by the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Transactions.

“Object Code” means the executable version of any Software, derived from the Source Code version of the Software following compilation and assembly.

“OFAC” has the meaning ascribed thereto in Section (20)(a) of Schedule C.

“Open Source License Terms” means any license of Software with standardized terms permitting the license thereof without notice to the licensor, including an open source, shareware, freeware, or similar licensing model, and including the General Public License (GPL) or Lesser/Library GPL (LGPL) (any version thereof), the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the MIT license, the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and the Apache License.

“Order” has the meaning ascribed thereto in Section 6.1(4).

“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).

“Outside Date” means August 1, 2018 or such later date as may be agreed to in writing by the Parties; provided however, that if the Effective Date is not expected to occur by August 1, 2018 as a result of the failure to satisfy the condition to have obtained all Required Regulatory Approvals, then either the Parent or the Company may elect, by notice in writing delivered to the other Parties by no later than 5:00 p.m. (Central time) on the date that is not less than five days prior to the Outside Date (as it may be amended) or such later date as agreed to in writing by the Parties, to extend the Outside Date from time to time by a specified period of not less than 15 Business Days; provided however, that in aggregate such extensions will not exceed 90 days from August 1, 2018; provided further, that, notwithstanding the foregoing, no Party will be permitted to extend the Outside Date if the failure to satisfy the condition to have obtained all Required Regulatory Approvals is primarily the result of such Party’s failure to comply with its covenants herein.

“Owned Information Technology” means Information Technology that is owned by the Company or any of its Subsidiaries.

“Owned IP” means Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Owned Real Property” has the meaning ascribed thereto in Section (12)(a) of Schedule C.

“Owned Software” means Software owned by the Company or any of its Subsidiaries.

“Parent” means Motorola Solutions, Inc., a corporation incorporated under the laws of the State of Delaware, USA.

“Parties” means, collectively, the Company, the Parent and the Purchaser and “Party” means any one of them (and where applicable in the context, “Party” will be construed to include both the Parent and the Purchaser).

“Patents” means rights to inventions, patents, patent applications and statutory invention registrations, including continuations, continuations-in-part, divisionals, provisionals, non-provisionals, re-examinations, re-issues, and extensions, and all improvements and modifications thereto, regardless of the jurisdiction in which the rights are registered, applied for or used.

“Payoff Amount” has the meaning ascribed thereto in Section 4.10.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings in respect of which adequate reserves have been established in accordance with IFRS in the consolidated balance sheet of the Company;

(b)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Company Assets;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets; provided however, that such Liens are related to obligations not due or delinquent, or in respect of which adequate holdbacks are being maintained as required by Law;

(d)	zoning restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property;

(e)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent; or

(f)	any Lien listed in Section 1.1 of the Company Disclosure Letter under the heading “Permitted Liens”.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Error! Reference source not found., subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (British Columbia) and any comparable applicable Law.

“Purchaser” means Motorola Solutions Canada Holdings Inc., a corporation incorporated under the federal laws of Canada.

“Real Property Leases” has the meaning ascribed thereto in Section (12)(b) of Schedule C.

“Recipient” has the meaning ascribed thereto in Section 4.13(1).

“Representatives”, with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.

“Required Regulatory Approvals” means the Competition Act Approval, the ICA Approval, the approval or expiry of applicable waiting periods under the HSR Act, any approvals required to be obtained from the German Federal Competition Authority and the Austrian Federal Competition Authority in connection with the Transactions and any other required approvals which the Parties may agree are necessary to complete the Transactions.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the applicable securities commissions or securities regulatory authority of a province or territory of Canada and, in the case of the Parent, also includes the SEC.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated May 25, 2016 between the Company and Computershare Trust Company of Canada.

“Significant Customers” means the 30 largest customers of the Company and its Subsidiaries, taken as a whole (measured by dollar value of sales during the 12-month period ending on December 31, 2017).

“Significant Suppliers” means the 20 largest suppliers of the Company, supplying components and services related to the products of the Company and its Subsidiaries, taken as a whole (measured by dollar volume of purchases by the Company and/or its Subsidiaries during the 12-month period ending on December 31, 2017).

“Software” means software (including firmware and other software embedded in Information Technology devices), software code, applications, routines, subroutines, interfaces, including APIs, algorithms, computer programs, code, instructions, scripts, macros, tools, document display definitions, object libraries or software tools, or other instructions or set of instructions for Information Technology, and all versions, updates, corrections, enhancements, replacements and modifications thereof, whether operational or inactive, and whether in Source Code or Object Code, regardless of the language in which they are expressed, including embedded program and human interfaces, SQL and other query languages, hypertext mark-up language and other computer mark-up languages.

“Source Code” means the non-executable programmer-written version of any Software, consisting of instructions in a non-machine language, recorded in printed or electronic format, containing no passwords or other devices that would prevent or prohibit the use of the Source Code.

“Source Code Developer Material” means, with regard to any Source Code, the instructions, documentation, and guides created by the developer(s) of such Source Code for use with such Source Code.

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Superior Proposal” means, other than the Transactions, a bona fide written Acquisition Proposal from any Person or group of Persons providing for the direct or indirect acquisition or purchase of 66 2/3% or more of the outstanding Common Shares or assets of the Company and its Subsidiaries on a consolidated basis:

(a)	that did not result from a breach of any standstill, non-disclosure or similar agreement between any one or more of the Persons making such Acquisition Proposal and its Affiliates and the Company or a breach of Section 5.1;

(b)	that is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(c)	that is not subject to any due diligence condition;

(d)	that the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal, including the financing terms thereof, and the Person making such Acquisition Proposal: (A) if accepted, is reasonably likely to be consummated in accordance with its terms; and (B) if consummated, would result in a transaction which is more favourable, from a financial point of view, to Common Shareholders than the Transactions (after giving effect to any amendments or modifications to the terms of the Transactions proposed by the Purchaser pursuant to Section 5.3(1)(d));

(e)	in respect of which any required financing to complete such Acquisition Proposal is available or committed and subject to conditions that the Board determines in its good faith judgment, after consultation with its financial advisors and its outside counsel are more likely than not to be satisfied; and

(f)	that complies with applicable Securities Laws.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.3(1)(c).

“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Tax authority, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.

“Terminating Party” has the meaning ascribed thereto in Section 4.12(2).

“Termination Fee” has the meaning ascribed thereto in Section 8.2(2).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(2).

“Termination Notice” has the meaning ascribed thereto in Section 4.12(2).

“Third-Party Information Technology” means Information Technology that is owned by a Person other than the Company or its Subsidiaries.

“Third-Party IP” means Intellectual Property that is owned by a Person other than the Company or its Subsidiaries.

“Third-Party Software” means Software that is owned by a Person other than the Company or its Subsidiaries.

“Trade Secrets” means information, including a formula, pattern, compilation, program, device, method, technique, or process that: (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trademarks” means any trademarks, service marks, brand names, logos, corporate names, trade names, domain name registrations, and slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof, regardless of the jurisdiction in which they are registered, applied for or used.

“Transaction Litigation” has the meaning ascribed thereto in Section 4.9.

“Transactions” means the Arrangement and all other transactions contemplated by this Agreement.

“Transferred Information” has the meaning ascribed thereto in Section 4.13(1).

“TSX” means the Toronto Stock Exchange and any successor thereto.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“Wilful Breach” means a material breach that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars unless otherwise indicated.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)

Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar day”; (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)	Definition of “made available”. The term “made available” means: (i) copies of the subject materials were included in the Company Public Disclosure Record; or (ii) complete and unredacted copies of the subject materials were included in the Data Room.

(6)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made will be made in a manner consistent with IFRS.

(8)	Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision will be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

(13)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

(14)	Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date hereof, the Company will, in a manner acceptable to the Purchaser and the Parent, acting reasonably, pursuant to Section 192(3) of the CBCA, and, in cooperation with the Purchaser and the Parent, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Purchaser and the Parent, acting reasonably, which must provide, among other things:

(i)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)	that the required level of approval for the Arrangement Resolution will be: (a) 66 2/3% of the votes cast on such resolution by Common Shareholders, voting as a single class, present in person or represented by proxy at the Company Meeting, with each Common Shareholder being entitled to one vote for each Common Share held by such holder; and (b) if applicable, a majority of the votes cast attached to the Common Shares held by Common Shareholders present in person or represented by proxy at the Company Meeting excluding, for the purpose, votes attached to the Common Shares that are required to be excluded pursuant to Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions; and that these will be the only requisite approvals required by the Common Shareholders;

(iii)	that, in all other respects, the terms, restrictions and conditions of the Company’s Organizational Documents, including quorum requirements and all other matters, will apply in respect of the Company Meeting;

(iv)	for the grant of the Dissent Rights to those Common Shareholders who are registered Common Shareholders as contemplated in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)	that the record date for the Common Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law; and

(viii)	for such other matters as the Parent and the Company may agree upon, acting reasonably.

Section 2.3	The Company Meeting

(1)	The Company will:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Organizational Documents and Law as promptly as reasonably practicable after the date hereof (and in any event the Company will use commercially reasonable efforts to do so not later than April 30, 2018) and, in this regard, the Company may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser and the Parent; set the record date for the Common Shareholders entitled to vote at the Company Meeting as promptly as reasonably practicable; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser and the Parent, which consent will not be unreasonably withheld, delayed or conditioned, except as required for quorum purposes (in which case the Company Meeting will be adjourned and not cancelled) or by Law or by a Governmental Entity; provided however, that in the event that: (i) an Acquisition Proposal is publicly disclosed; or (ii) the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 15 Business Days before the Company Meeting, the Company will either proceed with or will postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting, as directed by the Purchaser, acting reasonably. In connection with the Company Meeting, the Company will not utilize the notice-and-access process for purposes of sending the Company Circular and related materials to Company Securityholders and will instead print and mail physical copies of the Company Circular and related materials, and will directly or indirectly send such materials to all registered and beneficial Company Securityholders in accordance with Law, irrespective of standing instructions regarding the receipt of proxy-related materials;

(b)	subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the Transactions, including; if so requested by the Purchaser and the Parent, acting reasonably, or otherwise desirable to the Company; using proxy solicitation services firms selected by the Company and approved by the Parent, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Purchaser and the Parent with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm engaged by the Company, as requested from time to time by the Purchaser or the Parent, acting reasonably;

(d)	consult with the Purchaser and the Parent in fixing the date of the Company Meeting and the record date of the Company Meeting;

(e)	promptly advise the Purchaser and the Parent, at such times as the Purchaser and the Parent may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)	give notice to the Purchaser and the Parent of the Company Meeting and allow representatives of the Purchaser and the Parent and legal counsel to attend the Company Meeting;

(g)	promptly advise the Purchaser and the Parent of any communication (written or oral) received by the Company, its Subsidiaries or their respective representatives from, or claims brought by (or threatened to be brought by), any Person in opposition to the Transactions and/or relating to the purported exercise or withdrawal of Dissent Rights by Common Shareholders, and the Company will: (i) provide the Purchaser and the Parent with an opportunity to review and comment on any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings with or including any such Persons; and (ii) not settle or compromise or agree to settle or compromise any such claims or Dissent Rights without the prior written consent of the Purchaser and the Parent; and

(h)	not change the record date for the Common Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or if the Purchaser’s and the Parent’s prior written consent is provided, not to be unreasonably withheld, delayed or conditioned.

Section 2.4	The Company Circular

(1)	The Company will, so as to permit the Company Meeting to be held as promptly as practicable after the date hereof: (i) subject to the Purchaser’s and the Parent’s compliance with Section 2.4(4), promptly prepare and complete, in consultation with the Purchaser and the Parent, the Company Circular, together with any other documents required by Law in connection with the Company Meeting and the Arrangement; (ii) cause the Company Circular and such other documents to be filed with the Securities Authorities and disseminated to each Company Securityholder and other Person as required by the Interim Order and Law; (iii) to the extent required by Law, as promptly as practicable prepare, file with the Securities Authorities and disseminate to the Company Securityholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser and the Parent have had a reasonable opportunity to review and comment thereon) if any event will occur which requires such action at any time prior to the Company Meeting; and (iv) otherwise use its reasonable commercial efforts to comply with all requirements of Law applicable to the Company Meeting and the Arrangement.

(2)	The Company will ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by the Purchaser or the Parent for inclusion in the Company Circular) and provides the Common Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company Circular must include: (i) a copy of each Fairness Opinion; (ii) a statement that the Board has received the Fairness Opinions and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and recommends that Common Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (iii) a statement that the signatories to the Directors’ and Officers’ Support Agreements have agreed to support the Transactions pursuant to the terms thereof.

(3)	The Company will allow the Purchaser, the Parent and their legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and will give reasonable consideration to any comments made by the Purchaser, the Parent and their legal counsel, and agrees that all information relating primarily to the Purchaser or the Parent included in the Company Circular must be in form and content satisfactory to the Purchaser and the Parent, acting reasonably.

(4)	The Parent and the Purchaser will provide to the Company in writing all necessary information concerning the Parent and the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents, and will ensure that such information does not contain any Misrepresentation.

(5)	The Company, the Purchaser and the Parent will promptly notify each other if any of them becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and the Company will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company will, as soon as reasonably practicable (but in any event within five Business Days) thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company will diligently pursue, and cooperate with the Purchaser and the Parent in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser, the Parent and their legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser and the Parent for inclusion in such material) and the Company will accept the reasonable comments of the Purchaser, the Parent and their legal counsel on such material. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser and the Parent making such submissions in support of the application for the Interim Order and the application for the Final Order; provided however, that the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser and the Parent on a timely basis with copies of any notice, evidence or other documents served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, no Party will file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the other Parties’ prior written consent, not to be unreasonably withheld, delayed or conditioned; provided however, that nothing herein will require the Purchaser and the Parent to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that materially expands or increases the Purchaser’s and the Parent’s obligations, or materially diminishes or limits the Purchaser’s and the Parent’s rights in respect of the Transactions, set forth in any such filed or served materials or under this Agreement. If at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it will, whenever reasonably practicable, do so after written notice to the Purchaser and the Parent.

Section 2.7	Company Options; Company RSUs; ESPP

(1)	Subject to Section 2.7(2), the Parties acknowledge that the outstanding Company Options and Company RSUs will be treated in accordance with the provisions of the Plan of Arrangement.

(2)	As soon as reasonably practicable following the date hereof, the Company will take all actions (including obtaining any necessary determinations and/or resolutions of the Board or a committee thereof and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and Law to ensure that: (i) no individual will be permitted to increase his or her rate of contribution under the ESPP following the date hereof; (ii) any Personal Contributions or Employer Contributions (as each such term is defined under the ESPP) under the ESPP will be suspended not later than February 28, 2018 (the “ESPP Suspension Date); (iii) the Administrative Agent (as such term is defined in the ESPP) will receive notice of the suspension of the contributions listed in clause (ii) above on or before the ESPP Suspension Date and such notice will request the Administrative Agent to take all reasonably necessary steps to allow the participants under the ESPP to vote their Common Shares in favour of the Arrangement Resolution; and (iv) the ESPP (other than section 18.2 of the ESPP, which is intended to survive) will terminate in its entirety at the applicable time specified in Section 2.3 of the Plan of Arrangement and no further rights will be granted or exercised under the ESPP thereafter.

(3)	The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing the Parties’ taxable income under the Tax Act, and the Company will: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options; and (ii) provide evidence in writing of such election to holders of Company Options (it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to paragraph 110(1)(d) of the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options).

Section 2.8	Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement will implement the Plan of Arrangement. The Articles of Arrangement will include the form of the Plan of Arrangement attached to this Agreement as Error! Reference source not found., as it may be amended from time to time in accordance with the terms hereof by the prior written agreement of the Parties.

(2)	The Company will file the Articles of Arrangement with the Director no later than the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) and receipt of written confirmation from the Depositary that it has received the funds referred to in Section 2.9, unless another time or date is agreed to in writing by the Parties.

(3)	The closing of the Arrangement will take place at the offices of Farris, Vaughan, Wills & Murphy in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties (“Closing”). The date on which the closing occurs is referred to herein as the “Closing Date”.

Section 2.9	Payment of Consideration

The Purchaser and the Parent will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director: (i) provide or cause to provide the Depositary with sufficient cash (to be held in escrow until the Effective Time (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser and the Parent, each acting reasonably)) to satisfy the aggregate Consideration payable to the Common Shareholders as provided in the Plan of Arrangement; (ii) provide or cause to provide to the Company directly the aggregate amount to be paid by the Company to the holders of the Company Options and RSUs pursuant to the Plan of Arrangement to the extent such amount cannot be satisfied from the Company’s available cash on hand and subject to Section 4.10; and (iii) provide or cause to provide the Company with sufficient funds to pay out the Existing Credit Facility if the Parent elects to repay the Existing Credit Facility on or before the Effective Time to the extent such amount cannot be satisfied from the Company’s available cash on hand.

Section 2.10	Anti-Dilution, etc.

Notwithstanding anything in this Agreement to the contrary, if: (a) between the date hereof and the Effective Time, the issued and outstanding Common Shares or securities convertible or exchangeable into or exercisable for Common Shares, will have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (but only a merger involving the Company and not the Parent or the Purchaser), issuer tender or exchange offer, or other similar transaction; or (b) at the Effective Time, the Company’s representations and warranties in Sections (2)(a) and (2)(b) of Schedule C are not true in any non-de minimis respect, then the Consideration and any other dependent items will be equitably adjusted and as so adjusted will, from and after the date of such event, be the Consideration or other dependent item.

Section 2.11	Employment Matters

(1)	Each of the Parent and the Purchaser covenant and agree, for a period of 12 months following the Effective Time, it will pay or otherwise honour in all material respects, and will cause the Company to pay or otherwise honour, any change of control, severance or similar bonus plans and arrangements for Company employees in effect on the date hereof.

(2)	Each of the Parent and the Purchaser covenant and agree, and after the Effective Time, to cause the Company and any successor to the Company to covenant and agree, to cause the Company to allocate and pay out to the Company Employees all accrued but unpaid bonus amounts in respect of the calendar year ending December 31, 2017 in accordance with the Company’s customary year-end bonus practices consistently applied in accordance with prior years, the particulars of which have been set forth in Section 2.11(2) of the Company Disclosure Letter.

Section 2.12	Withholding Taxes

The Parent, the Purchaser, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement in accordance with Section 4.3 thereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)	Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Parent by the Company not less than 24 hours prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), the Company hereby represents and warrants to the Parent and the Purchaser as set forth in Schedule C.

(2)

The Parent and the Purchaser acknowledge that, except as may be expressly set forth in this Agreement including Schedule C, neither the Company nor any of its Subsidiaries nor any of its respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, in respect of the Company or its Subsidiary or their businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate. Any such other representations or warranties are hereby expressly disclaimed. Except for the representations and warranties contained in this Agreement including Schedule C, the Parent and the Purchaser expressly disclaim reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to the Parent, the Purchaser or their respective representatives. The Company makes no representations or warranties to the Parent or the Purchaser, and the Parent and the Purchaser confirm that they have not relied on any projection or forecast, regarding future results or activities or the probable success or profitability of the business of the Company and its Subsidiaries.

(3)	The representations and warranties of the Company contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated at the Effective Time.

Section 3.2	Representations and Warranties of the Parent and the Purchaser

(1)	The Parent and the Purchaser jointly and severally hereby represent and warrant to the Company as set forth in Schedule D.

(2)	The Company acknowledges that, except as may be expressly set forth in this Agreement including Schedule D, neither the Parent nor the Purchaser nor any of its respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, in respect of the Parent or the Purchaser or their businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate. Any such other representations or warranties are hereby expressly disclaimed. Except for the representations and warranties contained in in this Agreement including Schedule D, the Company expressly disclaims reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to the Company or its respective representatives.

(3)	The representations and warranties of the Parent and the Purchaser contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated at the Effective Time.

ARTICLE 4

COVENANTS

Section 4.1	Conduct of Business of the Company

(1)

The Company covenants and agrees as to itself and its Subsidiaries that, during the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the express prior written consent of the Purchaser (which consent will not be unreasonably withheld, delayed or conditioned); (ii) as required or permitted by this Agreement; (iii) as required by Law or the rules or requirements of the TSX; (iv) as contemplated by the Company’s 2018 Budget; or (v) as contemplated by the Company Disclosure Letter, the Company will, and will cause each of its Subsidiaries to: (A) conduct its business in the Ordinary Course, in a proper and prudent manner and in accordance with good industry practice and Laws; and (B) use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, the Company Assets), properties, employees, goodwill and business relationships with customers, suppliers, creditors, lessors, distributors, licensors, partners, business associates, Governmental Entities and other Persons with which the Company or any of its Subsidiaries has business relations and to perform and comply with all of its obligations under the Material Contracts.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except in the situations or circumstances contemplated by Section 4.1(1)(i)-(v), the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend any of its Organizational Documents;

(b)	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its voting or equity securities or securities convertible or exchangeable into or exercisable for any of its voting or equity securities, other than from holders of any Company Equity Awards in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon the exercise of or the lapse of any restrictions on, as applicable, such Company Equity Awards outstanding, and in accordance with the terms of the applicable Equity Incentive Plan and award agreement, as of the date hereof;

(c)	issue, grant, deliver, sell, pledge or otherwise dispose or encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any voting or equity securities of the Company or any of its Subsidiaries (other than the issuance of shares: (A) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary; or (B) the issuance of Common Shares reserved for issuance on the date hereof pursuant to the vesting, distribution or exercise of any Company Equity Awards outstanding, and in accordance with the terms of the applicable Equity Incentive Plan and award agreement, as of the date hereof), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(d)	declare, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise) on or in respect of any of its capital stock, other than dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or to another direct or indirect wholly-owned Subsidiary of the Company;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, other than inventory and other items required in the Ordinary Course, if such acquisition would: (i) have a cost, on a per transaction or series of related transactions basis, in excess of $5,000,000 in the aggregate for all transactions; or (ii) reasonably be expected to prevent the consummation of the Transactions;

(f)	merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(g)	reduce the stated capital of the shares of the Company or any of its Subsidiaries;

(h)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(i)	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses, Intellectual Property rights or interests in any of the foregoing of the Company or its Subsidiaries having a value greater than $5,000,000 in the aggregate, except: (a) in connection with services provided in the Ordinary Course; (b) sales of obsolete assets; or (c) pursuant to Contracts in effect prior to the date hereof;

(j)	make or authorize any capital expenditure with an aggregate value in excess of $1,000,000 over the amount of capital expenditures expressly contemplated in each quarterly budget set forth in Section 4.1(2)(j) of the Company Disclosure Letter;

(k)	make any material Tax election, information schedule, return or designation where the taking of such action is inconsistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes, except as may be required by Law;

(l)	make, in one transaction or in a series of related transactions, any loans, guarantees, advances, other than advances to customers and suppliers in the Ordinary Course, or capital contributions to, or investments in, any other Person, other than the Company or any wholly-owned Subsidiary of the Company;

(m)	create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, other than: (i) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company or owing by the Company to a wholly-owned Subsidiary of the Company; (ii) in connection with advances in the Ordinary Course under the Company’s Existing Credit Facility or any Subsidiary’s existing credit facility in connection with actions otherwise permitted by this Section 4.1; (iii) indebtedness entered into in the Ordinary Course or in connection with the Arrangement; (iv) in connection with the refinancing of indebtedness outstanding on the date hereof in the Ordinary Course, provided, that any indebtedness created, incurred, refinanced, assumed or for which the Company or any of its Subsidiaries becomes liable in accordance with (ii) through (iv) will be prepayable at the Effective Time without any material premium, penalty or other incremental costs (including breakage costs); or (v) except as set forth in Section 4.1(2)(m) of the Company Disclosure Letter;

(n)	create or assume any Lien (other than Permitted Liens) on any assets of the Company or its Subsidiaries, other than in the Ordinary Course;

(o)	except in the Ordinary Course and in compliance with the Company’s risk management policies in effect on the date hereof and not to exceed $5,000,000 of notional debt in the aggregate, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	make any material change in the Company’s policies or methods of accounting, except as required by concurrent changes in IFRS;

(q)

except as required by Law or the terms of any Company Plan in effect as of the date hereof or as otherwise set forth in Section 4.1(2)(q) of the Company Disclosure Letter: (i) increase in any manner the compensation or consulting fees, bonus levels, pension, welfare or other benefits or severance, change of control or termination pay payable to any Company Employee, Company Contractor or any director of the Company (other than: (x) in the case of a Company Employee who is not a director or executive officer of the Company, increases in annual salary or wage rate in the Ordinary Course not to exceed 15% individually or 4% in the aggregate; or (y) the payment of annual bonuses for completed periods based on actual performance in the Ordinary Course); (ii) adopt, establish, or become a party to any new Company Plan or any amendment, termination or modification of an existing Company Plan; (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plan; (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan; (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS; or (vi) hire any Company Employee or Company Contractor with an annual base salary or wage or consulting fees (excluding, for the avoidance of doubt, any variable compensation) in excess of $200,000 excluding: (A) any Person who has executed an employment agreement prior to the date hereof and who may commence employment after the date hereof; and (B) any such Company Employee hired to fill the role of the Vice President of Sales, EMEA;

(r)	become a party to, establish, adopt, amend, modify, commence participation in or terminate any union recognition agreement, collective bargaining agreement or other agreement with a labour union, works council or similar organization or body;

(s)	subject to Section 4.9, commence, waive, release, assign, settle or compromise any Action in excess of an amount of $2,000,000 in the aggregate or which would reasonably be expected to: (i) prevent the consummation of the Transactions; or (ii) have a Material Adverse Effect;

(t)	except in the Ordinary Course, amend, modify or terminate in any material respect any Material Contract, or cancel, modify or waive any material debts or claims held by it or waive any material rights;

(u)	enter into any Contract that would have been a Material Contract had it been entered into prior to the date hereof, other than Contracts with customers or suppliers entered into in the Ordinary Course;

(v)	except as contemplated in Section 4.8(3), amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or its Subsidiaries in effect on the date hereof, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(w)	abandon or fail to diligently pursue any application for any material Licenses, leases, permits or registrations or take any action, or fail to take any action, that would reasonably be expected to result in the termination of any material Licenses, leases, permits or registrations;

(x)	except as set forth in Section 4.1(2)(x) of the Company Disclosure Letter, knowingly: (i) take any action; (ii) permit any inaction; or (iii) enter into any transaction that, in each case, could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries (or any of their respective successors);

(y)	permit the Company or any Subsidiary that is a resident of Canada for the purposes of the Tax Act to make an “investment” in a “subject corporation” within the meaning of, and for the purposes of, subsection 212.3(10) of the Tax Act or if such investment would result in the Parent being deemed to receive a dividend pursuant to subsection 212.3(2) of the Tax Act; or

(z)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Subject to Law, the Company will keep the Parent and the Purchaser informed in reasonable detail as to its material decisions not in the Ordinary Course.

Section 4.2	Required Regulatory Approvals

(1)	The Parties will cooperate with each other and use their respective reasonable commercial efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on their part under this Agreement and Law to consummate and make effective the Transactions as soon as practicable, including, without limiting the generality of Section 4.2(1):

(a)	(i) the Parent and the Purchaser will file with the Commissioner of Competition concurrently with the execution of this Agreement or as soon as reasonably practicable thereafter, a submission in support of a request for an advance ruling certificate under Subsection 102(1) of the Competition Act or, in the event that the Commissioner of Competition will not issue an advance ruling certificate, a No Action Letter in respect of the transactions contemplated by this Agreement; and (ii) unless the Purchaser and the Company agree otherwise, acting reasonably and in good faith, each shall file with the Commissioner of Competition, within 21 days of the execution of this Agreement, the notice and information necessary to start the waiting period under Subsection 123(1) of the Competition Act;

(b)	the Parent and the Purchaser will, if required, file an application for review pursuant to Section 17 of the ICA to the Director of Investments in respect of the Transactions contemplated by this Agreement and, contemporaneously therewith or promptly thereafter, will submit to the Director of Investments under the ICA proposed written undertakings to Her Majesty the Queen in right of Canada;

(c)	each Party will file an appropriate filing of a notification and report form pursuant to the HSR Act in respect of the transactions contemplated by this Agreement; and

(d)	the Parties, as applicable, will make application to obtain any other Required Regulatory Approvals.

(2)	The Parties will cooperate with one another in connection with obtaining the Required Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Purchaser, acting reasonably, advisable, in connection with obtaining the Required Regulatory Approvals and use their reasonable commercial efforts to ensure that such information does not contain a Misrepresentation; provided however, that nothing in this provision will require a Party to provide information that is not in its possession or not otherwise reasonably available to it. For greater certainty, each Party hereby agrees that from the date hereof until the earlier of: (i) the Effective Time; and (ii) this Agreement having been terminated in accordance with its terms, it will use reasonable commercial efforts to obtain the Required Regulatory Approvals as soon as reasonably practicable.

(3)	The Parties will: (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Required Regulatory Approvals and will promptly notify each other of any communication (or, in the case of the ICA Approval, any material communication) from any Governmental Entity in respect of the Arrangement or this Agreement; and (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining a Required Regulatory Approval. In connection with the ICA Approval, the Company will not make any material submissions, applications, notifications, filings or representations to any Governmental Entity without the prior approval of the Parent and the Purchaser or unless required under the Law (provided that, if required under Law, the Company will use commercially reasonable efforts to give the Parent and the Purchaser a reasonable opportunity to review and comment on any such submissions, applications, notifications, filings, or representations). Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns; provided however, that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4)	Each Party will promptly notify the other Party if it becomes aware that any: (i) application, filing, document or other submission for a Required Regulatory Approval contains a Misrepresentation; or (ii) any Required Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)	The Parties will request that the Required Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties will request the earliest possible hearing date for the consideration of the Required Regulatory Approvals.

(6)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Required Regulatory Approvals, the Parties will use their reasonable commercial efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)	Notwithstanding the foregoing in this Section 4.2 the Parent and the Purchaser will use their reasonable best efforts to obtain and maintain the Required Regulatory Approvals and will make or agree to any undertaking, agreement, or action required to obtain and maintain such Required Regulatory Approvals and, in furtherance of the obligations of the Parent and the Purchaser in relation to the ICA Approval, the Parent and the Purchaser agree and acknowledge that reasonable best efforts will include, if requested, entering into written undertakings with Her Majesty the Queen in right of Canada as may be required to secure the ICA Approval; provided however, that neither the Parent nor the Purchaser will be required to make or agree to any undertaking, agreement or action where such undertaking, agreement or action would give rise to a Material Adverse Effect to the Company and its Subsidiaries, considered as a whole.

(8)	The Parent and the Purchaser will be jointly and severally responsible for and will pay any and all filing fees and applicable Taxes payable to a Governmental Entity by any of the Company or its Subsidiaries in connection with any application, notification or filing in respect of any of the Required Regulatory Approvals.

Section 4.3	Performance of Obligations.

(1)	Subject to the terms of this Agreement, the Parties will perform, and will cause their Subsidiaries to perform, all obligations required to be performed by each of them and their respective Subsidiaries under this Agreement, cooperate with each other in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions contemplated hereby and, without limiting the generality of the foregoing, the Company will and, where appropriate, will cause its Subsidiaries to:

(a)	promptly advise the Parent in writing of any event, change or development that has resulted in, or that to the Company’s Knowledge, would have a Material Adverse Effect;

(b)	promptly notify the Parent of: (i) any written notice or other communication received by it from any Person, subsequent to the date hereof and prior to the Effective Time, alleging any material breach of or default under (x) any Material Contract to which the Company or any of its Subsidiaries is a party, or (y) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole; or (ii) any written notice or other communication received by the Company or any of its Subsidiaries from any Person, subsequent to the date hereof and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(c)	use reasonable commercial efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by individuals nominated by the Purchaser;

(d)	at the request of the Purchaser, acting reasonably, use reasonable commercial efforts to obtain all other third person consents, waivers, Licenses, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions;

(e)	give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Transactions and ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Transactions; and

(f)	(A) not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the Matching Period has expired; and (B) not amend the Shareholder Rights Plan (except as may be necessary to comply with its obligations hereunder) nor authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor.

Section 4.4	Access to Information; Confidentiality

(1)

Subject to Law, upon reasonable notice, throughout the period prior to the Effective Time the Company will (and will cause its Subsidiaries to): (a) afford the Parent’s officers and other authorized Representatives reasonable access, to its senior management, books, Contracts and records; (b) furnish promptly to the Parent all information concerning its business, properties and personnel as may reasonably be requested (including, for the avoidance of doubt, continuing access to the Data Room and providing monthly unaudited consolidated financial statements of the Company); and (c) provide reasonable cooperation to the Parent’s officers and other authorized

Representatives with respect to day one readiness integration planning (such as payroll, regulatory compliance and financial reporting requirements); provided however, in each case that: (i) the Parent or the Purchaser provides the Company with reasonable notice of any request under this Section 4.4(1); (ii) access to any materials contemplated in this Section 4.4(1) will be provided during the Company’s normal business hours only; and (iii) the Company’s compliance with any request under this Section 4.4(1) will not unduly interfere with the conduct of the Company’s business, or any obligation of confidentiality owed by the Company to any other Person. Without limiting the generality of the foregoing, the Parent and the Company will reasonably cooperate and consult, acting in good faith, with respect to the Parent’s ability to access the Company’s properties.

(2)	The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any requests for information and any information provided pursuant to Section 4.4(1) will be subject to the terms of the Confidentiality Agreement.

Section 4.5	Stock Exchange Delisting

Prior to the Effective Time, the Company will cooperate with the Parent and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Law and rules and policies of the TSX to enable the delisting by the Company of the Common Shares from the TSX promptly after the Effective Time.

Section 4.6	Bump Transactions

The Company acknowledges that the Purchaser may enter into transactions or otherwise take steps designed to increase the Tax basis in certain capital property of the Company or its Subsidiaries for the purposes of the Tax Act (“Bump Transactions”) and the Company agrees to provide reasonable cooperation and use reasonable commercial efforts to provide information reasonably required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions. The Company also agrees, to the extent that there is a change in Law that would preclude the Purchaser from completing, or that would have the effect of denying the Parent or the Purchaser the expected benefit from, any Bump Transactions, to amend the Plan of Arrangement as necessary to effect any Bump Transactions; provided however, that: (i) the Bump Transactions are not prejudicial to Company Securityholders (having regard to the indemnities provided herein); (ii) the Bump Transactions do not impair the ability of the Parent or the Purchaser to complete the Arrangement or delay the completion of the Arrangement; (iii) the Bump Transactions are effected as close as reasonably practicable prior to the Effective Time; (iv) none of the Company or its Subsidiaries is required to take any action that would reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Company Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6; (v) the Bump Transactions do not result in any material breach by the Company or any of its Subsidiaries of any Contract or any breach by the Company or any of its Subsidiaries of their respective Organizational Documents or Law; and

(vi) the completion of the Bump Transactions is conditional on completion of the Arrangement as a whole and will not become effective unless the Parent and the Purchaser each has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2 and will have confirmed in writing that each of them is prepared to promptly and without condition (other than compliance with this Section 4.6) proceed to effect the Arrangement. The Parent and the Purchaser waive any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or any of its Subsidiaries in good faith pursuant to a request by the Purchaser in accordance with this Section 4.6. The Purchaser will provide written notice to the Company of any proposed Bump Transaction at least 10 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company will work co-operatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided however, that such amendments do not require the Company to obtain approval of Company Securityholders (other than as properly put forward and approved at the Company Meeting)), to give effect to such Bump Transactions. If the Arrangement is not completed, other than due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser will: (x) forthwith reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any proposed Bump Transaction; and (y) indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Bump Transaction, other than loss of profit and other indirect or consequential damages and provided that such amendment does not require the approval of the Company Securityholders.

Section 4.7	Public and Employee Communications

(1)	The Parties will agree on a communication plan in connection with: (a) the execution of this Agreement; and/or (b) the completion of the Transactions. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent will not be unreasonably withheld or delayed); provided however, that any Party that, in the opinion of its legal counsel, is required to make disclosure by Law will use its reasonable commercial efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure will give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, will give such notice immediately following the making of such disclosure and will consult with each other in connection with any other external communication with respect to the Transactions; provided further, that, in each case, nothing will restrict a Party from responding to inquiries from investors or financial analysts in compliance with Securities Law requirements; and, provided further, that each Party is expressly permitted to hold a public call with its investment community to discuss the Transactions and related matters.

(2)	Except as may be required by Law, prior to making any written or oral communications to any team of Company Employees or Company Contractors or any other internal Company-wide communication with respect to the Transactions: (a) the Company will provide the Parent with a copy of the intended communication; (b) the Parent will have a reasonable period of time to review and comment on the communication; (c) the Company will consider any such comments in good faith; and (d) the Parent and the Company will cooperate in providing any such mutually agreeable communication.

Section 4.8	Insurance and Indemnification

(1)	From and after the Effective Time, each of the Parent and the Company agrees that it will indemnify and hold harmless each present and former director and officer (which for the purposes of this Section 4.8, includes all individuals listed under the definition of “Company’s Knowledge”) of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Persons”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the CBCA, applicable Law and its Organizational Documents in effect on the date hereof to indemnify such Person (and the Parent or the Company will also advance expenses as incurred to the fullest extent permitted under Law; provided however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if and when a court of competent jurisdiction ultimately determines in a non-appealable ruling that such Person is not entitled to indemnification).

(2)	Any Indemnified Person wishing to claim indemnification under paragraph (1) of this Section 4.8, upon learning of any such Action, will promptly notify the Parent thereof, but the failure to so notify will not relieve the Parent or the Company of any liability it may have to such Indemnified Person except to the extent such failure materially prejudices the indemnifying Party. In the event of any such Action (whether arising before or after the Effective Time): (a) the Parent or the Company will have the right to assume the defense thereof, and the Parent and the Company will not be liable to such Indemnified Persons for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if the Parent or the Company elects not to assume such defense or counsel for the Indemnified Persons advises in writing that there are conflicts of interest between the Parent or the Company and the Indemnified Persons, the Indemnified Persons may retain counsel satisfactory to them, and the Parent or the Company will pay all reasonable documented fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided however, that the Parent and the Company will be obligated pursuant to this paragraph (2) to pay for only one firm of counsel for all Indemnified Persons in any jurisdiction unless the use of one counsel for such Indemnified Persons would present such counsel with a conflict of interest; provided further, that the fewest number of counsels necessary to avoid conflicts of interest will be used; (b) the Indemnified Persons will reasonably cooperate in the defense of any such matter; and (c) the Parent and the Company will not be liable for any settlement effected without their prior written consent (not to be unreasonably withheld, delayed or conditioned); and, provided further, that the Parent and the Company will not have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction will ultimately determine, and such determination will have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by Law.

(3)	Prior to the Effective Time, the Company will, and if the Company is unable to, the Parent will cause the Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favourable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement, the Transactions or actions contemplated hereby); provided however, that in no event will the Company expend for such policies a premium amount in excess of 300% of the annual premium currently paid by the Company in respect of its current D&O Insurance coverage. If the Company and the Parent for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Company will, and the Parent will cause the Company to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with benefits and levels of coverage at least as favourable as provided in the Company’s existing policies as of the date hereof, or the Company will, and the Parent will cause the Company to, use reasonable commercial efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favourable as provided in the Company’s existing policies as of the date hereof; provided further that in no event will the Parent or the Company be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, the Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(4)	If the Parent or the Company or any of their respective successors or assigns: (a) will consolidate with or merge into any other corporation or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger; or (b) will transfer all or substantially all of its properties and assets to any Person, corporation or other entity, then, and in each such case, proper provisions will be made so that the successors and assigns of the Parent or the Company will assume all of the obligations set forth in this Section 4.8.

(5)	The provisions of this Section 4.8 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons.

(6)	The rights of the Indemnified Person under this Section 4.8 are in addition to any rights such Indemnified Person may have under the Organizational Documents of the Company, or under any applicable Contracts or Laws, which rights will be honoured by each of, and not derogated from any of, the Parent, the Purchaser and the Company. Without limiting the generality of the foregoing, the limits and obligations tied to the rights set out in this Section 4.8 will not limit or otherwise prejudice any rights the Indemnified Person may have under such Organizational Documents, Contracts or Laws.

Section 4.9	Transaction Litigation

The Parties will use their respective reasonable commercial efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation or Order issued by any Governmental Entity against the Parties or any of their respective directors or officers relating to this Agreement or the Transactions; provided however, that in the event that any shareholder litigation or Order issued by any Governmental Entity related to this Agreement or the Transactions is brought, or, to the knowledge of such party, threatened in writing, against the Parties or any members of the Board of such Party after the date hereof and prior to the Effective Time (“Transaction Litigation”): (a) the Party will promptly notify the other Parties of any such Transaction Litigation and will keep the other Parties reasonably informed with respect to the status thereof; (b) the Party will give the other Parties the opportunity to participate in the defense of any Transaction Litigation; and (c) the Party will not settle or agree to settle any Transaction Litigation without the other Parties’ prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

Section 4.10	Credit Facility Redemption

If requested by the Parent in order to facilitate the repayment by the Purchaser of the Existing Credit Facility, the Company will: (i) deliver all notices and use reasonable commercial efforts to take all other actions reasonably necessary to effect the termination of commitments and the repayment of all outstanding obligations under the Existing Credit Facility and any other existing indebtedness of the Company and its Subsidiaries; and (ii) use reasonable commercial efforts to procure payoff letter(s) in connection with the repayment and termination of such existing indebtedness in form and substance reasonably satisfactory to the Parent. The Company will request that the payoff(s) letter for the Existing Credit Facility will: (A) indicate the total amount required to be paid to fully satisfy all outstanding and unpaid principal, interest, breakage costs, fees and other costs and expenses, or similar outstanding and unpaid obligations related to all indebtedness and other obligations owed under the Existing Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”); (B) state that upon receipt of the Payoff Amount, the Existing Credit Facility and related notes, guaranties, security agreements and other instruments supporting the repayment of the Existing Credit Facility will be terminated (except for obligations that by the terms of the Existing Credit Facility survive such termination); and (C) state that all Liens on the assets of the Company or any of its Subsidiaries securing the obligations under the Existing Credit Facility will be, upon the payment by the Company or the Parent of the Payoff Amount on the Closing Date, released. If the Arrangement is not completed, other than due to a breach by the Company of the terms and conditions of this Agreement or the termination of this Agreement pursuant to a Termination Fee Event, the Purchaser will forthwith reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred in connection with this Section 4.10.

Section 4.11	Preparation of Financial Statements

(1)	As soon as practicable after the end of each fiscal accounting period between the date hereof and the Closing Date, the Company will provide to the Parent consolidated financial information for the Company and its Subsidiaries of the type referred to under Section (5)(f) of Schedule C. Such financial information will be prepared on a good faith basis to generally reflect the performance of the business of the Company and its Subsidiaries during the applicable accounting period and will be true and correct in all material respects.

(2)	The Company will use commercially reasonable efforts to provide the Parent with: (i) an audited consolidated balance sheet for the most recently completed fiscal year (the “Audited Balance Sheet”) and the comparative prior fiscal year which are compliant Rule 3-05(b) of Regulation S-X promulgated by the SEC and the related statements of income, changes in equity and cash flows for each fiscal year with a corresponding audit opinion which meets the requirements of Rule 3-05(b) of Regulation S-X (collectively, with the Audited Balance Sheet, the “Audited Financial Statements”); and (ii) the reviewed quarterly balance sheets for each fiscal quarter in 2017 and 2018 ending more than 30 days prior to the Closing Date and the related statements of income, changes in equity and cash flows for each period then ended (collectively, the “Reviewed Quarterly Financial Statements”), which such Reviewed Quarterly Financial Statements will meet the requirements of Rule 3-05(b) of Regulation S-X, in each case derived from the books and records of the Company and the Subsidiaries, in accordance with the requirements of Rule 3-05(b) of Regulation S-X and in form and substance sufficient to permit the Parent to comply with obligations that may be applicable to it under Item 9.01 of Form 8-K under the U.S. Exchange Act, as amended, as soon as commercially practicable following the Closing; it being acknowledged and agreed that the Company will instruct the Company’s auditors to commence all requisite work and processes required to give effect to this provision as soon as reasonably practicable following the date hereof. The Parent and the Purchaser will cooperate in good faith with the Company in connection with any discussions between the Company and the staff of the SEC with respect to the required content of the Audited Financial Statements and Reviewed Quarterly Financial Statements. The Company will cooperate in good faith with the Parent and the Purchaser with respect to the Parent’s preparation of any pro forma financial information required to be prepared by the Parent. If the Arrangement is not completed, other than due to a breach by the Company of the terms and conditions of this Agreement or the termination of this Agreement pursuant to a Termination Fee Event, the Purchaser will forthwith reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred in connection with this Section 4.11.

Section 4.12	Notice and Cure Provisions

(1)	Each Party will promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	The Parent and the Purchaser may not elect to exercise their right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of: (a) the Outside Date; and (b) the date that is 20 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company will postpone or adjourn the Company Meeting to the earlier of: (a) five Business Days prior to the Outside Date; and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.13	Privacy Matters

(1)	For the purposes of this section, “Transferred Information” means the personal information as defined in Privacy Law (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the Transactions, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(2)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties will proceed with the Transactions, and that the disclosure of Transferred Information relates solely to the carrying on of the business of the Disclosing Party and the completion of the Transactions.

(3)	Each Disclosing Party covenants and agrees to, upon request, use commercially reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and if and to the extent required by Law, obtained the consent of such individual to such use or disclosure.

(4)	In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the Transactions, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the Transactions, including for the purpose of determining to complete such transactions; (ii) after the completion of the Transactions, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the Transactions, unless: (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose; or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the Transactions have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the Transactions not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the Transactions and as authorized or permitted by Law.

(5)	Recipient will at all times keep strictly confidential all Transferred Information provided to it, and will instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to Law and agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Transferred Information, unauthorized input or access to the Transferred Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Transferred Information. Without limiting the requirements of this Section 4.13(5), Transferred Information will be subject to the obligations set out in the Confidentiality Agreement, and will be considered as Confidential Information (as such term is defined in the Confidentiality Agreement) thereunder.

(6)	Recipient will ensure that access to the Transferred Information will be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the Transactions.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation

(1)	The Company will: (i) immediately cease and cause to be terminated any activities, discussions or negotiations that may be ongoing with respect to an Acquisition Proposal; (ii) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company, any of its Subsidiaries or a material portion of their respective assets, return or destroy all non-public information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries; and (iii) enforce and not waive (and cause its Subsidiaries to enforce and not waive) the terms of any such confidentiality agreement and any standstill agreement to which it (or any of its Subsidiaries) is a party relating to an actual or potential Acquisition Proposal. Except as expressly permitted by this Article 5 until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company and its Subsidiaries will not, and the Company will not permit its and its Subsidiaries’ respective Representatives to, directly or indirectly:

(a)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to, an Acquisition Proposal;

(b)	engage or participate in any discussions or negotiations regarding any Acquisition Proposal; provided however, that the Company may ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the Board informing itself about such Acquisition Proposal and the Person that made it;

(c)	(i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Board Recommendation; (ii) make, or permit any Representative of the Company or any of its Subsidiaries to make, any public statement in connection with the Company Meeting by or on behalf of the Board that would reasonably be expected to have the same effect; or (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal (the actions in this clause (c), an “Adverse Recommendation Change”); or

(d)	approve, endorse, recommend or enter into or publicly propose to approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with Section 5.2(1)(b)) relating to an Acquisition Proposal (an “Alternative Transaction Agreement”),

it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed Acquisition Proposal for a period equal to the Matching Period plus one Business Day will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of the Matching Period plus one Business Day period.

Section 5.2	Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company receives from a Person a bona fide written Acquisition Proposal that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Section 5.1, the Company may, in response to such Acquisition Proposal: (i) furnish information with respect to the Company in response to a request therefor by such Person; and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, if and only if:

(a)	prior to the taking of any such action, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Law; and

(b)	prior to providing any such information, the Company enters into a confidentiality agreement with such Person that will include a customary standstill provision, and that is otherwise on terms and conditions no less onerous or more beneficial to such Person than those set forth in the Confidentiality Agreement, provided that: (i) such agreement need not prohibit the making or amendment of any Acquisition Proposal and may include provisions granting such Person an exclusive right to negotiate with the Company provided that such exclusive right will not adversely interfere with the Parent and the Purchaser’s rights under this Agreement with respect to such Acquisition Proposal; and (ii) the Company sends a copy of such confidentiality and standstill agreement to the Parent and the Purchaser promptly following its execution and before any non-public information is provided to any such Person and the Parent and the Purchaser are promptly provided (to the extent not previously provided) with any such information provided to such Person.

Section 5.3	Adverse Recommendation Change; Alternative Transaction Agreement

(1)	At any time prior to obtaining the approval of the Arrangement Resolution, the Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of this Article 5, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement, if and only if:

(a)	the Company has complied in all material respects with its obligations under Article 5;

(b)	the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal is reasonably capable of constituting a Superior Proposal and that the failure to take the relevant action would reasonably be expected to be inconsistent with its fiduciary duties under Law;

(c)	the Company provides the Parent with written notice of its intention to take such action (a “Superior Proposal Notice”), which notice will include all the information with respect to such Acquisition Proposal that is specified in Section 5.4(1) as well as a copy of such Acquisition Proposal (it being agreed that neither the delivery of a Superior Proposal Notice nor any public announcement thereof that the Company is required to make under Law will constitute an Adverse Recommendation Change unless and until the Company will have failed at or prior to the end of the Matching Period (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement will constitute an Adverse Recommendation Change) to publicly announce that it: (A) is recommending the Transactions; and (B) has determined that such other Acquisition Proposal (taking into account: (x) any modifications or adjustments made to the Transactions agreed to by the Parent in writing; and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal);

(d)	during the Matching Period, the Board and, if requested by the Parent, the Company’s Representatives, have negotiated in good faith with the Parent (to the extent the Parent desires to negotiate) regarding any revisions to the terms of the Transactions proposed by the Parent in response to such Acquisition Proposal;

(e)	at the end of the Matching Period, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Transactions that the Parent has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under Law; and

(f)	prior to or concurrently with taking any such action, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii).

(2)

During the Matching Period, the Parent and the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, and the Company will cooperate with the Parent and the Purchaser with respect thereto, including meeting and negotiating in good faith with the Parent and the Purchaser to enable the Parent and the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Parent and the Purchaser deem appropriate and as would permit the Parent and the Purchaser to proceed with the Arrangement and any related transactions on such adjusted terms. The Board will review any such offer by the Parent and the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether the Parent and the Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Matching Period. If the Board so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Matching Period, the Parent and the Purchaser will amend the terms of the Arrangement and the Company, the Parent and the Purchaser will enter into an amendment to this Agreement reflecting the offer by the Parent and the Purchaser to amend the terms of the Arrangement and this Agreement, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	The Board will promptly reaffirm its Board Recommendation by press release after: (i) any Acquisition Proposal is publicly announced or made and the Board determines it is not a Superior Proposal; (ii) the Board determines that a proposed amendment to the terms of the Transactions pursuant to Section 5.3(2) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Matching Period, and the Parent and the Purchaser have so amended the terms of the Arrangement in accordance with Section 5.3(2); or (iii) the Purchaser, acting reasonably, requests reaffirmation of such Board Recommendation by the Board. The Parent and the Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(4)	Any material amendment or modification to any such Acquisition Proposal will require a new Superior Proposal Notice and the Parent will be afforded a new Matching Period (except that references to the four Business Day period in the definition of Matching Period will be deemed to be references to a three Business Day period; provided however, that such new Matching Period will in no event shorten the original Matching Period).

Section 5.4	Notification of Acquisition Proposals; Certain Disclosure; Subsidiaries and Representatives

(1)

In addition to the obligations of the Company under Section 5.2 and Section 5.3, if the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to the Company or any Subsidiary (other than requests for information in the Ordinary Course consistent with past practice and unrelated to an

Acquisition Proposal) or for discussions or negotiations regarding any Acquisition Proposal, the Company will promptly (and in any event within 24 hours) notify the Purchaser orally and in writing of such Acquisition Proposal, inquiry, proposal, offer or request, and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide to the Parent copies of any such Acquisition Proposal, inquiry, proposal, offer or request (or where no such copies are available, a reasonably detailed written description thereof). The Company will keep the Parent reasonably informed (orally and in writing) on a current basis (and in any event at the Parent’s request and otherwise no later than 24 hours after the occurrence of any modifications, developments, discussions and negotiations) of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the terms and conditions thereof and any modification thereto), and any developments, discussions and negotiations with respect thereto, including furnishing copies of all written documents, correspondence and draft documentation and reasonably detailed written summaries of any material inquiries or discussions. Without limiting the foregoing, the Company will promptly (and in any event within 24 hours) notify the Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations relating to an Acquisition Proposal pursuant to this Article 5. The Company will, subject to applicable restrictions under Law, prior to or concurrent with the time it is provided to any Persons, provide to the Parent any non-public information concerning the Company or any of its Subsidiaries that the Company provided to any Person in connection with any Acquisition Proposal which was not previously provided to the Parent.

(2)	Nothing contained in this Agreement will prevent the Board from: (i) complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; (ii) making any disclosure to the Company Securityholders, if the Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to Company Securityholders under, or would violate Securities Laws; or (iii) making accurate disclosure to the Company Securityholders of (x) factual information regarding the business, financial condition or results of operations of the Company or (y) the fact that an Acquisition Proposal has been made, the identity of the Person making such Acquisition Proposal or the material terms of such Acquisition Proposal (and such disclosure will not be deemed to be an Adverse Recommendation Change) so long as (unless otherwise required by Law) any disclosure contemplated by this Section 5.4(2) does not contain either an express Adverse Recommendation Change (without giving effect to clause (ii) of the definition thereof), or any other statements by or on behalf of the Board which would reasonably be expected to have the same effect as an Adverse Recommendation Change.

(3)	Any violation of the restrictions set forth in this Article 5 by the Company’s Subsidiaries or the Company’s and its Subsidiaries’ respective Representatives will be deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties on or prior to the Effective Time:

(1)	Required Regulatory Approvals. The Required Regulatory Approvals applicable to the consummation of the Transactions will have been made or obtained.

(2)	Arrangement Resolution. The Arrangement Resolution will have been approved and adopted by the Common Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order.

(3)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Parent, each acting reasonably, on appeal or otherwise.

(4)	Illegality. No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transactions (collectively, an “Order”).

(5)	Articles of Arrangement. The Articles of Arrangement to be filed with the Director under the CBCA in accordance with this Agreement will be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

Section 6.2	Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The Purchaser and the Parent are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parent on or prior to the Effective Time:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in: (i) Sections (2)(a) and (2)(b) [Capital Structure] of Schedule C will be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date and time, except for any failures to be so true and correct that, individually or in the aggregate, are de minimis in nature and amount and for failures that are non de minimis and which are not adjusted pursuant to Section 2.10; and (ii) in Schedule C (other than those set forth in clause (i) above) will be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); provided however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.2(1)(ii) will be deemed to have been satisfied unless the failure of such representations and warranties of the Company to be so true and correct, would have a Material Adverse Effect (without giving effect to any “Material Adverse Effect”, “materiality” or similar qualifications contained therein).

(2)	Performance of Covenants. The Company will have fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time.

(3)	Dissent Rights. Dissent Rights will not have been exercised with respect to more than 15% of the issued and outstanding Common Shares.

(4)	Material Adverse Effect. Since the date hereof, there will not have occurred a Material Adverse Effect.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Company on or prior to the Effective Time:

(1)	Representations and Warranties. The representations and warranties of the Parent and the Purchaser set forth in Schedule D will be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); provided however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.3(1) will be deemed to have been satisfied unless the failure of such representations and warranties of the Parent to be so true and correct, individually or in the aggregate, would prevent the ability of the Parent and the Purchaser to consummate the Transactions.

(2)	Performance of Covenants. The Parent and the Purchaser will have complied with Section 2.9 and will have fulfilled or complied with all other covenants in all material respects contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1	Term

Subject to Section 7.3, this Agreement will be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or the Parent, on its own behalf and on behalf of the Purchaser, if:

(i)	the Arrangement Resolution is not approved by the Common Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

(ii)	any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder; or

(iii)	the Effective Time does not occur on or prior to the Outside Date; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

(c)	the Company if:

(i)	the Parent or the Purchaser will have breached any representation or warranty or failed to perform any covenant or other agreement in this Agreement, which breach or failure to perform: (A) is incapable of being cured by the Parent or the Purchaser prior to the Outside Date or otherwise is not cured by the earlier of (x) 20 Business Days following written notice by the Company to the Parent and the Purchaser of such breach and (y) the Outside Date; and (B) would cause any condition in Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition] or Section 6.3(2) [Purchaser and Parent Covenants Condition] not to be satisfied; provided however, that the Company is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)	prior to the approval of the Arrangement Resolution, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with Section 5.3; provided however, that the Company has complied with its obligations under Article 5 and the Company pays the Termination Fee in accordance with Section 8.2; or

(d)	the Parent, on its own behalf and on behalf of the Purchaser, if:

(i)	the Company will have breached any representation or warranty or failed to perform any covenant or agreement in this Agreement, which breach or failure to perform: (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) 20 Business Days following written notice by the Parent and the Purchaser to the Company of such breach and (y) the Outside Date; and (B) would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; provided however, that the Parent and the Purchaser are not then in breach of this Agreement or have not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition] or Section 6.3(2) [Purchaser and Parent Covenants Condition] not to be satisfied;

(ii)	(A) the Board has effected an Adverse Recommendation Change or (B) the Company has materially breached any of its obligations under Article 5; or

(iii)	there has occurred a Material Adverse Effect.

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) will give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement will become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.8(1) will survive for a period of six years thereafter; (b) in the event of termination under Section 7.2, Section 4.6 [Bump Transactions] (only with respect to cost reimbursement and indemnification), Section 4.9 [Transaction Litigation], Section 4.10 [Credit Facility Redemption] (only with respect to cost reimbursement), Section 4.11 [Preparation of Financial Statements] (only with respect to cost reimbursement), this Section 7.3 and Section 8.2 through to and including Section 8.16 will survive; and (c) neither the termination of this Agreement nor anything contained in this Section 7.3 will relieve any Party from any liability for fraud, criminal acts or Wilful Breach.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1	Modifications or Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be modified or amended by mutual written agreement, executed and delivered by duly authorized officers of the respective Parties, without further notice to or authorization on the part of the Common Shareholders, and any such modification or amendment may, subject to the Interim Order, Final Order and Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2	Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company will pay the Purchaser the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means CDN$38,000,000, and “Termination Fee Event” means:

(a)	the termination of this Agreement by the Parent or the Purchaser, pursuant to Section 7.2(1)(d)(ii)(A) [Change in Recommendation];

(b)	the termination of this Agreement by the Company, pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal]; or

(c)	the termination of this Agreement by the Company or the Parent or the Purchaser pursuant to: (A) Section 7.2(1)(b)(i) [Failure of Common Shareholders to Approve]; (B) Section 7.2(1)(b)(iii) [Effective Time does not occur before the Outside Date] without the vote of the Common Shareholders contemplated by this Agreement at the Company Meeting having occurred; or (C) Section 7.2(1)(d)(ii)(B) [Material Breach of Article 5]; if, in the case of clause (c)(A), (c)(B), and (c)(C) above:

(i)	an Acquisition Proposal has been publicly announced or otherwise communicated to the Board, the Company, any of its Subsidiaries or their respective Representatives prior to, in the case of clause (c)(A) and (c)(C), the date of the Company Meeting, and in the case of clause (c)(B), the date of termination; and

(ii)	within nine months following the date of such termination: (A) a transaction in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected; or (B) the Company or any of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within such nine month period).

For purposes of the foregoing, the term “Acquisition Proposal” will have the meaning assigned to such term in Section 1.1, except that references to “20% or more” will be deemed to be references to “50% or more”.

(3)	If a Termination Fee Event occurs due to a termination of this Agreement:

(a)	by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Fee will be paid within seven Business Days following such Termination Fee Event;

(b)	by the Parent or the Purchaser pursuant to Section 7.2(1)(d)(ii)(A), the Termination Fee will be paid within seven Business Days following such Termination Fee Event; or

(c)	in the circumstances set out in Section 8.2(2)(c) the Termination Fee will be paid within five Business Days following consummation/closing of the principal transaction contemplated by such Acquisition Proposal referred to therein.

Any Termination Fee will be paid by the Company to the Purchaser, by wire transfer in immediately available funds to an account designated by the Purchaser.

(4)

The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Parent and the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that (other than with respect to claims made by or on behalf of a Person based upon, arising out of or relating to any fraud, criminal acts or wilful misconduct) the payment of the Termination Fee, in the manner provided in this Section 8.2 is the sole monetary remedy of the Parent and the Purchaser in respect of the event giving rise to such payment. Notwithstanding anything to the contrary herein, if the Company fails to pay the Termination Fee when due, and in order to obtain such payment, the Parent or the Purchaser commences a suit that results in a judgment against the Company for the Termination Fee, the Company will, following a final determinative judgment in favour of the Parent and the Purchaser, pay interest on the Termination Fee from the date that the payment of the Termination Fee was due to the date of actual payment at the rate equal to the prime rate published in The Wall Street Journal for the relevant period, together with the costs and expenses of the Parent or the Purchaser (including reasonable legal fees and expenses) in connection with such suit.

Section 8.3	Expenses

Except as provided in Section 4.6 [Bump Transactions], Section 8.2 [Termination Fees], Section 4.2(8) [Regulatory Approval Expenses], Section 4.10 [Credit Facility Redemption], and Section 4.11 [Preparation of Financial Statements], all costs, expenses and fees (including out-of-pocket third party transaction expenses) incurred in connection with this Agreement, the Plan of Arrangement and the Transactions, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, will be paid by the Party incurring such costs, expenses and fees whether or not the Arrangement is consummated.

Section 8.4	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(a)	to the Parent and the Purchaser, and the Company (following the Effective Time), at:

Motorola Solutions, Inc.

500 W. Monroe St. — 44th Floor

Chicago, Illinois 60661

Attention:	General Counsel
Email:	generalcounsel@motorolasolutions.com

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, CA 94301

USA

Attention:	Matthew Gemello
Email:	matthew.gemello@bakermckenzie.com

Baker & McKenzie LLP

Brookfield Place, Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario M5J 2T3

Canada

Attention:	Kevin Rooney
Email:	kevin.rooney@bakermckenzie.com

(b)	to the Company (prior to the Effective Time), at:

Avigilon Corporation

555 Robson Street, 3rd Floor

Vancouver, British Columbia V6B 1A6

Canada

Attention:	Corporate Secretary
Email:	legal@avigilon.com

with a copy (which will not constitute notice) to:

Farris, Vaughan, Wills & Murphy LLP

2500-700 West Georgia Street

Vancouver, British Columbia V7Y 1B3

Canada

Attention:	Al Hudec
Email:	ahudec@farris.com

Any communication or notice hereunder may only be sent via email to the applicable address set forth in this Section 8.4, and will be deemed to have been properly delivered on the next business day after sending via email. Addresses for communication and notice may be updated from time to time in writing delivered to the other. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

Section 8.7	Third Party Beneficiaries

(1)	Except as provided in Section 4.8(1) and Section 8.14, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Parties intend and hereby agree that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties and that no Person, other than the Parties, will be entitled to rely on the provisions of this Agreement set forth herein for any Action.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.8(1) and Section 8.14, which are intended for the benefit of, and will be enforceable by, each applicable Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Parent and the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; provided however, that the Parties further agree that the rights of the Indemnified Persons, his or her heirs and his or her legal representatives as contemplated by this Section 8.7 will not arise unless and until the Effective Time occurs.

Section 8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement

This Agreement, together with the Confidentiality Agreement and the Company Disclosure Letter, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, representations, warranties and discussions, whether oral or written, of the Parties.

Section 8.10	Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights, interests or obligations under this Agreement are assignable, delegable or transferable (as the case may be), in whole or in part, by the other Party without the prior written consent of the other Parties and any attempted or purported assignment, delegation or transfer (as the case may be) in violation of this Section 8.10 will be null and void; provided however, that the Purchaser may assign, delegate or transfer (as the case may be) all or part of its rights under this Agreement to, and all or part of its obligations under this Agreement may be assumed by, any of its Affiliates so long as the Parent continues to be liable for all of its obligations hereunder.

Section 8.11	Severability

The provisions of this Agreement will be deemed severable and the illegality, invalidity or unenforceability of any provision will not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or application thereof to any Person or any circumstance, is illegal, invalid or unenforceable: (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such illegality, invalidity or unenforceability, nor will such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.12	Governing Law; Jurisdiction

This Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction). Each of the Parties hereby irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia Courts situated in Vancouver, British Columbia in respect of all matters arising under and in relation to this Agreement and the Transactions, and irrevocably waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement and the Parties to this Agreement waive the application of any Law or rule of construction, providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document and agree this Agreement will be construed as if drafted jointly.

Section 8.14	No Liability

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as the Parties. No Representative of the Purchaser or the Parent and their respective

Affiliates will have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement or any other document delivered in connection with the Transactions hereby on behalf of the Purchaser, the Parent or their Representatives or agents. No Representative of the Company or any of its Subsidiaries will have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the Transactions on behalf of the Company or any of its Subsidiaries or their Representatives, except as set forth in the Directors’ and Officers’ Support Agreements.

Section 8.15	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by any form of electronic communication) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

* * * * * * *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

MOTOROLA SOLUTIONS, INC.

By:	/s/ Michael Annes
Authorized Signing Officer

MOTOROLA SOLUTIONS CANADA HOLDINGS INC.

By:	/s/ Michael Annes
Authorized Signing Officer

AVIGILON CORPORATION

By:	/s/ Murray Tevlin
Authorized Signing Officer

[Signature Page to Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement, dated as of February 1, 2018, between the Company, the Parent and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Common Shareholders.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Chicago, Illinois or Vancouver, British Columbia.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to Subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Avigilon Corporation, a corporation existing under the CBCA.

“Company Meeting” means the special (or annual and special) meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the applicable Equity Incentive Plan.

“Company RSUs” means the outstanding restricted share units (including, but not limited to, performance-based restricted share units) granted under the applicable Equity Incentive Plan.

“Company Securityholders” means, collectively, the Common Shareholders, the holders of Company Options and the holders of Company RSUs.

“Consideration” means C$27.00 in cash per Common Share.

“Court” means the the Supreme Court of British Columbia, sitting in Vancouver, British Columbia, or other court as applicable.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Common Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised in accordance with Section 3.1 (including the time limits set out therein) by such registered Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Equity Incentive Plans” means (i) the incentive security plan of the Company dated September 15, 2011, as amended and restated on May 25, 2014, and as further amended and restated on May 29, 2017, and (ii) the ESPP.

“ESPP” means the Company’s Employee Share Purchase Plan, Amended and Restated as of February 1, 2015.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided however, that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal sent to Common Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Parent” means Motorola Solutions, Inc., a corporation incorporated under the laws of the State of Delaware, USA.

“Parties” means, collectively, the Company, the Parent and the Purchaser and “Party” means any one of them (and where applicable in the context, “Party” will be construed to include both the Parent and the Purchaser).

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Motorola Solutions Canada Holdings Inc., a corporation incorporated under the federal laws of Canada.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated May 25, 2016 between the Company and Computershare Investor Services Inc.

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word “Article,” “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words: (i) “including,” “includes” and “include” means “including (or includes or include) without limitation”, and (ii) “the aggregate of”, “the total of,” “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)	Law. Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Vancouver, British Columbia.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all holders and beneficial owners of Common Shares, Company Options and Company RSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated and all SRP Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(b)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the applicable Equity Incentive Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars (or the equivalent in local currency) equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(c)	each Company RSU outstanding immediately prior to the Effective Time, notwithstanding the terms of the applicable Equity Incentive Plan, shall be deemed to be unconditionally vested, and such Company RSU shall, without any further action by or on behalf of a holder of Company RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars (or the equivalent in local currency) equal to the Consideration, less any applicable withholdings, and each such Company RSU shall immediately be cancelled;

(d)	(i) each holder of Company Options and Company RSUs shall cease to be a holder of such Company Options and Company RSUs, (ii) such holder’s name shall be removed from each applicable register, (iii) the applicable Equity Incentive Plan and all agreements relating to the Company Options and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 2.3(b) and Section 2.3(c), as applicable;

(e)	each of the Common Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)	such Dissenting Holder shall cease to be the holder of such Common Shares and to have any rights as a Common Shareholder other than the right to be paid fair value for such Common Shares, as set out in Section 3.1;

(ii)	such Dissenting Holder’s name shall be removed as the holder of such Shares from the register of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens (other than the right to be paid fair value for such Common Shares as set out in Section 3.1), and shall be entered in the register of Common Shares maintained by or on behalf of the Company;

(f)	concurrent with the transaction described in Section 2.3(e), each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised and shall, without any further action by or on behalf of any Common Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

(i)	each holder of such Common Shares shall cease to be the holder thereof and to have any rights as a Common Shareholder other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company; and

(g)	the Equity Incentive Plans (other than Section 18.2 of the ESPP, which is intended to survive) and all agreements related thereto shall be terminated, and none of the Company or any of its Affiliates shall have any liabilities or obligations with respect to such plans.

2.4	Adjustment to Consideration

If, (a) prior to the Effective Time, the issued and outstanding Common Shares or securities convertible or exchangeable into or exercisable for Common Shares, will have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (but only a merger involving the Company and not the Parent or the Purchaser), issuer tender or exchange offer, or other similar transaction, or (b) at the Effective Time, the Company’s representations and warranties in Sections 2(a) and 2(b) in Schedule C of the Arrangement Agreement are not true in any non-de minimis respect, then the Consideration and any other dependent items will be equitably adjusted and as so adjusted will, from and after the date of such event, be the Consideration or other dependent item.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered holder of Common Shares may exercise dissent rights with respect to any Common Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Vancouver, British Columbia time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the Common Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in this Section 3.1), as provided in Section 2.3(e) and if they:

(a)	ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(e)); (ii) will be entitled to be paid the fair value of such Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(f) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

3.2	Recognition of Dissenting Holders

(a)	In no circumstances shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Dissenting Holder as a holder of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(e), and the names of such Dissenting Holder shall be removed from the register of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(e) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options or Company RSUs; and (ii) Common Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares voted in favour of the Arrangement Resolution).

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Prior to the filing of the Articles of Arrangement, the Purchaser shall initiate, or cause to be initiated: (i) for the benefit of the Common Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, for the benefit of the Common Shareholders; and (ii) for the benefit of the holders of the Company Options and Company RSUs, cash with the Company in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, net of (A) any funds determined by the Company to be available from within the Company for this purpose and (B) any applicable withholdings.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Common Shareholder(s), a cheque, wire or other form of immediately available funds representing the Consideration which such Common Shareholder(s) has the right to receive under this Plan of Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld pursuant to Section 4.3, to be paid to holders of Company Options and Company RSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque or wire transfer (delivered to such holder of Company Options or Company RSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options and Company RSUs).

(d)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)	Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Company Options or the Company RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)	No holder of Common Shares, Company Options or Company RSUs shall be entitled to receive any consideration with respect to such Common Shares, Company Options or Company RSUs, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Common Shareholder has the right to receive in accordance with Section 2.3 and such Common Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company (each acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Section 3.1 or Section 4.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and Company RSUs, issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall in respect of the Arrangement Agreement, be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options or Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it solely concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Securityholder.

5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Avigilon Corporation (the “Company”), pursuant to the arrangement agreement among the Company, Motorola Solutions, Inc. and Motorola Solutions Canada Holdings Inc. dated February 1, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), all as more particularly described and set forth in the management information circular of the Company dated [•], 2018 (the “Circular”) accompanying the notice of this meeting, is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the “Plan of Arrangement”), the full text of which is set out as Error! Reference source not found. to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B - 1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not have a Material Adverse Effect. The Company has made available to the Parent prior to the date hereof complete and correct copies of the Company’s Organizational Documents, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in material default of the performance, observance or fulfillment of any of the material provisions of its Organizational Documents. True and complete copies of all resolutions and minutes contained in the minute books of the Company and its Subsidiaries since December 31, 2014 have been made available by the Company to the Parent.

(2)	Capital Structure.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares, of which 44,530,451 Common Shares were issued and outstanding as of the close of business on January 31, 2018. All of the outstanding Common Shares have been duly authorized and are validly issued, fully paid and non-assessable. Other than 3,705,662 Common Shares reserved for issuance pursuant to outstanding awards under the Equity Incentive Plans, the Company has no Common Shares reserved for issuance.

(b)	Section (2)(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards (including promised equity awards) as of the date hereof, setting forth the number of Common Shares subject to each Company Equity Award and the holder, grant date, holder’s location, vesting schedule and exercise price with respect to each Company Equity Award, as applicable.

(c)

Each of the outstanding shares or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Liens (other than Permitted Liens). Except for the SRP Rights and the Company Equity Awards, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d)	Section (2)(d) of the Company Disclosure Letter sets forth: (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary; and (ii) the Company’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any other Person.

(e)	Each Company Equity Award: (i) was granted in compliance with all Laws and all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued; (ii) to the extent the Company Equity Award is a Company Option, has an exercise price per Common Share equal to or greater than the fair market value of a Common Share on the date of such grant; and (iii) qualifies for the Tax and accounting treatment afforded to such Company Equity Award in the Company’s Tax Returns.

(3)	Corporate Authority; Approval and Fairness.

(a)	The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)	The Board, after consultation with its legal advisors and the Financial Advisors: (i) determined that the Consideration to be received by the Common Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to recommend that the Common Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(c)	The Fairness Opinions have been delivered verbally to the Board, which Fairness Opinions have not been withdrawn or modified as of the date hereof.

(d)	The Company and the Board have taken all steps necessary as at the date hereof as contemplated by the Shareholder Rights Plan to waive the application of the Shareholder Rights Plan to the Transactions.

(4)	Governmental Filings; No Violations; Certain Contracts.

(a)	Other than the approvals, filings and/or notices: (i) pursuant to Article 2 of the Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Director under the CBCA; (ii) the Required Regulatory Approvals; and (iii) filings with the Securities Authorities or the TSX, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect or prevent the consummation of the Transactions.

(b)	The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in:

(i)	a breach or violation of, or a default under, the Organizational Documents of the Company or of any of its Subsidiaries;

(ii)	with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien, other than a Permitted Lien, on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries or Company Plan or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section (4), under any Law to which the Company or any of its Subsidiaries is subject; or

(iii)	any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries,

except, in the case of the foregoing, for any such breach, violation, termination, default, creation, acceleration or change that would not have a Material Adverse Effect or prevent the consummation of the Transactions. Section (4)(b) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts pursuant to which notices, consents or waivers are or may be required prior to and in connection with consummation of the Transactions (whether or not subject to the Material Adverse Effect exception set forth above).

(5)	Company Public Disclosure Record; Financial Statements.

(a)	The Company Public Disclosure Record has been filed or furnished, as applicable, on a timely basis, with the Securities Authorities pursuant to the Securities Laws since January 1, 2016 (the “Applicable Date”). The Company Public Disclosure Record, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Laws applicable to the Company Public Disclosure Record. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Public Disclosure Record did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to the Parent true and complete copies of all written comment letters from the staff of the Securities Authorities since the Applicable Date relating to the Company Public Disclosure Record and all written responses of the Company thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on SEDAR. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Company Public Disclosure Record, and to the Company’s Knowledge the Company Public Disclosure Record (other than confidential treatment requests) is not the subject of ongoing Securities Authority review.

(b)	The Company is a “reporting issuer” under the Securities Laws in each of the provinces of Canada. The Common Shares are listed and posted for trading on the TSX. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company, as applicable, issued by a Securities Authority or the TSX, is in effect, or to the Company’s Knowledge, pending or threatened, or is expected to be implemented or undertaken (other than in connection with the Transactions or the release of the Company’s financial results from time to time), and to the Company’s Knowledge the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding by a Securities Authority or the TSX relating to any such order or restriction. The Company has not filed any confidential material change report (which at the date hereof remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority.

(c)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

(d)	The Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Company’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by the Company in such annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws. The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on: (i) the Company’s most recent evaluation of internal controls prior to the date hereof, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting; and (ii) the Company’s most recent annual evaluation of internal controls prior to the date hereof, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(e)	The Company has disclosed, based on the results of the most recent evaluation by its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Board: (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that such evaluation revealed that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Board any material weaknesses in internal control over financial reporting; and (B) any fraud, whether or not material, that such evaluation revealed that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to the Parent prior to the date hereof: (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date; and (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the TSX, the audit committee’s charter or professional standards of the Canadian Public Accountability Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to the Parent prior to the date hereof a summary of all material complaints or concerns relating to other matters made since the Applicable Date that remain outstanding as of the date hereof through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f)	Each of the consolidated balance sheets included in or incorporated by reference into the Company Public Disclosure Record (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statement of operations, balance sheets and comprehensive statement of income included in or incorporated by reference into the Company Public Disclosure Record (including any related notes and schedules) fairly presents the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with IFRS consistently applied during the periods involved, except as may be noted therein.

(6)	Absence of Certain Changes. Since December 31, 2016, except as set out in Section (6) of the Company Disclosure Letter, the Company and its Subsidiaries have materially conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the Ordinary Course. Since December 31, 2016, there has not been any change in the financial condition, properties, assets, liabilities, business, prospects or results of their operations or any circumstance, occurrence or development which, individually or in the aggregate, would have a Material Adverse Effect or prevent the consummation of the Transactions.

(7)	Litigation and Liabilities.

(a)	Except as set forth in Section (7)(a) of the Company Disclosure Letter, there are no civil, criminal or administrative Actions or other proceedings, outstanding or to the Company’s Knowledge, pending or threatened, against the Company or any of its Subsidiaries.

(b)	Except as set forth in Section (7)(a) of the Company Disclosure Letter, and as reflected or reserved against in the Company’s most recent consolidated balance sheet (and the notes thereto) included in the Company Public Disclosure Record filed prior to the date hereof, and for obligations or liabilities incurred in the Ordinary Course since the date of such consolidated balance sheets, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent, asserted or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that, individually or in the aggregate, are not material in amount or would not prevent the consummation of the Transactions.

(c)	Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that restricts in any material respect the manner in which the Company and its Subsidiaries conduct their respective businesses.

(8)	Employee Benefits.

(a)	Section (8)(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Plan. With respect to each Company Plan set forth in Section (8)(a) for the Company Disclosure Letter, the Company has made available to the Parent, to the extent applicable, accurate and complete copies of such Company Plans.

(b)	There are no oral plans that, if written, would constitute a material Company Plan.

(c)	(i) Each Company Plan (including any related trusts) has been established, operated and administered in compliance with its terms and Law, including, without limitation, ERISA, the Code governmental taxation and funding requirements, in all material respects; (ii) all contributions or other amounts payable by the Company or a Subsidiary of the Company with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in all material respects in accordance with IFRS or other applicable generally accepted accounting principles; and (iii) there are no outstanding, or to the Company’s Knowledge, pending or threatened claims (other than routine claims for benefits) or proceedings in or by a Governmental Entity by, on behalf of or against any Company Plan or any trust related thereto which would have a Material Adverse Effect.

(d)	The Company and its Subsidiaries do not have any ERISA Plans that are intended to be qualified under Section 401(a) of the Code, other than the 401k plan.

(e)	Except as set forth in Section (8)(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event: (i) entitle any current or former Company Employee or Company Contractor (who is a natural person) of the Company or any of its Subsidiaries to any bonus, change of control payment or severance payment or any material increase in pay or benefits; or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee or Company Contractor.

(9)	Labour Matters.

(a)

Since the Applicable Date, except as set forth in Section (9)(a) of the Company Disclosure Letter: (i) neither the Company nor any of its Subsidiaries is, or has been a party to any collective bargaining agreement or other agreement with a labour union or like organization; (ii) there are no unions, works councils, or any other similar representative of any Company Employees; (iii) no unions, work councils, or any other similar representative of Company Employees need to be notified or consulted prior to the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions; and (iv) to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any work councils, labour organizations or labour unions or like organizations, to organize any Company Employees or Company Contractors.

(b)	Since the Applicable Date, with respect to the Company and its Subsidiaries: (i) there has not been any, strike, lockout, slowdown, work stoppage, job action, picketing, unfair labour practice or other labour dispute and none is outstanding or, to the Company’s Knowledge, pending or threatened; (ii) there has not been any unfair labour practice charge before the National Labor Relations Board, the British Columbia Labour Relations Board or any comparable labour relations authority and none is outstanding or, to the Company’s Knowledge, pending or threatened; (iii) there has not been any labour-related Action by or before any Governmental Entity with respect to any current or former Company Employee or Company Contractor and none is outstanding or, to the Company’s Knowledge, pending or threatened; and (iv) neither the Company nor any of its Subsidiaries have promised voluntary recognition to a trade union, labour union or organization, bargaining agent or other person.

(c)	Each of the Company and its Subsidiaries is in compliance in all material respects with all their own policies and handbooks and all Laws respecting labour, employment and employment practices, written employment agreements, terms and conditions of employment, wages and hours, human rights, immigration, pay equity, employee privacy, accommodation and occupational safety and health. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar federal, national, state, provincial or local Law. To the Company’s Knowledge, all Company Employees and Company Contractors are authorized and have appropriate documentation to work in the jurisdiction in which they are providing services.

(d)	Since the Applicable Date, all material obligations of the Company and its Subsidiaries due for any Company Employee compensation or remuneration (including salary, bonuses, commissions, overtime pay, vacation pay, and termination or severance pay) have been paid or, if unpaid, are accrued and reflected in the books and records of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with all written agreements with Company Employees.

(e)	All contributions and premiums that are required by Law to be paid by the Company and its Subsidiaries relating to statutory plans and programs, including the Canada Pension Plan, employment insurance, plans administered pursuant to applicable provincial health tax, and workers’ compensation/WorkSafe BC, have been paid by the Company and its Subsidiaries in material compliance with Law.

(f)	There are no material: (i) outstanding assessments, penalties, fines, liens, charges, surcharges or to the Company’s Knowledge other amounts due or owing under Law in relation to Company Employees; or (ii) outstanding orders under applicable occupational health and safety legislation in relation to Company Employees or Company Assets.

(g)	Except as would not result in any material liability to the Company or any of its Subsidiaries, there are no audits or proceedings outstanding or, to the Company’s Knowledge, pending or threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former Company Employee or Company Contractor, any applicant for employment, or Governmental Entity, or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment or services relationship.

(10)	Compliance with Laws; Licenses.

(a)	The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any Laws, except for violations that have not had and would not have a Material Adverse Effect or prevent the consummation of Transactions. To the Company’s Knowledge, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, except for such investigations or reviews the outcome of which would not be material to the Company and its Subsidiaries (taken as a whole) or prevent the consummation of the Transactions. To the Company’s Knowledge, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company and its Subsidiaries have not received any notice or communication of any noncompliance with any such Laws that has not been cured, except as would not have a Material Adverse Effect.

(b)

Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (the “Licenses”) necessary to conduct its business as presently conducted and used, except those the absence of which would not be material to the Company and its Subsidiaries (taken as a whole), or prevent the consummation of the Transactions. The operation of the business of the

Company and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Company or its Subsidiaries in default or violation under, any License, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any License, except where such default or violation of such License which would not be material to the Company and its Subsidiaries (taken as a whole), or prevent the consummation of the Transactions. There are no actions outstanding or, to the Company’s Knowledge, pending or threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole) or prevent the consummation of the Transactions. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance or alleged material non- compliance with any Licenses that has not been cured, except as would not be material to the Company and its Subsidiaries (taken as a whole).

(c)	Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any agent of the Company or any of its Subsidiaries, has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made any direct or indirect unlawful payment to any foreign or domestic Government Official or employee from corporate funds; (iii) violated or is in violation of any provision of (A) Applicable Anti-Corruption Laws, or (B) any other Law that prohibits corruption or bribery; or (iv) has been or is being investigated by a Governmental Entity, or except as set forth in Section (10)(c) of the Company Disclosure Letter, has been or is the subject of any allegations, with respect to conduct within the scope of the foregoing clauses (i) through (iii).

(d)	Neither the Company nor any of its Subsidiaries is, or since the Applicable Date has been, in conflict with, default under or violation of, or is being or, since the Applicable Date, has been charged by any Governmental Entity with, or to the Company’s Knowledge, investigated for, a violation of any Antitrust Law applicable to the Company or any of its Subsidiaries. To the Company’s Knowledge, no investigation or review by any Governmental Entity under any Antitrust Law or any settlement agreement in respect of a violation or alleged violation thereof with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.

(11)	Material Contracts and Government Contracts.

(a)	Except for this Agreement and except for the Contracts filed as part of the Company Public Disclosure Record, Section (11)(a) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts to which the Company or its Subsidiaries is a party to or bound by:

(i)	any Contract that is reasonably likely to require either annual payments to or from the Company and its Subsidiaries of more than $4,000,000;

(ii)	any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a five percent voting, economic or other membership or partnership interest, or any interest valued at more than $2,500,000 without regard to percentage voting or economic interest;

(iii)	any Contract (other than solely among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property owed by the Company, in either case, whether incurred, assumed, guaranteed or secured by any asset, in excess of $2,500,000;

(iv)	any Contract providing for: (A) potentially significant indemnification, except for any such Contract that (x) is not material to the Company and its Subsidiaries, and (y) was entered into in the Ordinary Course; or (B) potentially significant “earn out” or other contingent payment obligations by the Company or any of its Subsidiaries of any Person;

(v)	any Contract that: (A) purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Parent or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business; (B) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries or, after the Effective Time, the Parent or any of its Subsidiaries; (C) prohibits or limits the right of the Company or any of its Subsidiaries to use, transfer, assign, license, develop, distribute or enforce any of their respective Intellectual Property rights; or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, except as would not be material to the Company and its Subsidiaries (taken as a whole);

(vi)	any Contract between the Company or any of its Subsidiaries, on the one hand, and (A) any director, (B) the chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, or (C) any Person beneficially owning one percent or more of the outstanding Common Shares, on the other hand;

(vii)	any Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(viii)	any Contract (other than Company Equity Awards or the ESPP) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $500,000;

(ix)	any Contract, other than purchase orders, with a Significant Supplier;

(x)	any Contract, other than purchase orders, with a Significant Customer;

(xi)	any Contract for the employment of, or receipt of any services from any Company Employee or Company Contractor providing for annual cash base salary or wage or consulting fees (excluding, for the avoidance of doubt, variable compensation) in excess of $200,000;

(xii)	any employment or consulting Contract which provides for change in control entitlements, or active retention payments in connection with a change of control; and

(xiii)	any collective bargaining agreement or similar Contract with any labour union, works council, labour organization, economic committee, or other employee representative body applicable to any Company Employee or Company Contractor;

(each such Contract described in the foregoing clauses (i) through (xiii), is referred to herein as a “Material Contract”).

(b)	Complete and correct copies of each Material Contract have been made available to the Parent prior to the date hereof. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not have a Material Adverse Effect. There is no default under any such Contracts by the Company or any of its Subsidiaries, and to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, and to the Company’s Knowledge, any other party thereto, in each case except as would not have a Material Adverse Effect.

(c) (i)	With respect to each Government Contract, except as would not have a Material Adverse Effect: (A) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were complete and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with all such representations and certifications of the Company and its Subsidiaries; and (B) neither any Governmental Entity nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement pertaining to such Government Contract.

(ii)	Except as would not have a Material Adverse Effect: (A) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (B) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (C) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective personnel has been suspended or debarred from doing business with any Governmental Entity or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for any Governmental Entity contracting.

(12)	Real Property.

(a)

Except as set out in Section (12)(a) of the Company Disclosure Letter and except as would not have a Material Adverse Effect, with respect to the real property owned by the Company and its Subsidiaries (the “Owned Real Property”): (i) the Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to the Owned Real Property, free and clear of any Lien (other than Permitted Liens); (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein; and (iii) none of the Company or any Subsidiary has leased, licensed, contracted to sell, or otherwise granted to any Person the right to use, occupy or acquire any portion of any parcel of Owned Real Property, or received any notice of any claim to the contrary. The Company has made available to the Purchaser all deeds or other instruments (as recorded) by which the Company or its Subsidiaries acquired their respective interest in the Owned Real Property, and all title reports, surveys, title policies and appraisals available to the Company or its Subsidiaries with respect to the Owned Real Property. There are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein.

(b)	With respect to the leases and/or subleases under which the Company or any Subsidiary occupies or has the right to use or occupy any real property (such leases or subleases, the “Real Property Leases”, and such real property subject to the Real Property Leases, the “Leased Real Property”): (i) each Real Property Lease is valid, legally binding, enforceable and in full force and effect; (ii) the Company or applicable Subsidiary has good and valid leasehold or subleasehold interest in each parcel of Leased Real Property as to which it is a tenant or sub-tenant under a Real Property Lease, and such leasehold or sub-leasehold interest is free and clear of all Liens (other than Permitted Liens); (iii) none of the Company or any of its Subsidiaries has exercised or given any notice to exercise, nor has any lessor or landlord exercised or given any notice to exercise, any option, right of first offer or right of first refusal contained in any such Real Property Lease; (iv) the rental rate set forth in each Real Property Lease is the actual rent being paid, and there are no separate agreements or understandings with respect to the same; and (v) none of the Company or any of its Subsidiaries, and, to the Company’s Knowledge, any other party thereto, is in material breach of or default under any material provision of any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by any of the Company or its Subsidiaries, and, to the Company’s Knowledge, any other party thereto, or permit termination, modification or acceleration by any third party thereunder, or prevent the consummation of the Transactions except, in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not have a Material Adverse Effect. The Company has made available to the Purchaser true and correct copies of all Real Property Leases, including all applicable material amendments.

(c)	Section (12)(c) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property and Leased Real Property and sets forth a correct street address, tax parcel identification number (or similar) and such other information as is reasonably necessary to identify each parcel of Owned Real Property. In the Ordinary Course, none of the Company or its Subsidiaries use or occupy any real property material to the business of the Company or its Subsidiaries, as applicable, other than the Owned Real Property and the Leased Real Property and as set forth in Section (12)(c) of the Company Disclosure Letter.

(d)	Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries, as applicable, is in peaceful and undisturbed possession of its Owned Real Property and Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any applicable Subsidiary to use such Owned Real Property or Leased Real Property for the purposes for which it is currently being used. Except as set out in Section (12)(d) of the Company Disclosure Letter, there are no Contracts outstanding for the sale, exchange, Lien, lease or transfer of any of the Owned Real Property or Leased Real Property, or any portion thereof.

(e)	Except as would not have a Material Adverse Effect to the Company, use of the Owned Real Property and the Leased Real Property for the various purposes for which it is presently being used is permitted as of right under applicable urbanization, zoning and other land use Laws and is not subject to “permitted non conforming” use or structure classifications.

(f)	None of the Company or any Subsidiary have received notice of any, and to the Company’s Knowledge, there is no pending proposed condemnation proceeding with respect to any of the Owned Real Property or Leased Real Property.

(13)	Environmental Matters. Except as disclosed in Section (13) of the Company Disclosure Letter: (i) the Company and its Subsidiaries have at all times complied with all applicable material Environmental Laws; (ii) to the Company’s Knowledge, no property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in material liability other than at sites for which existing reserves and/or indemnification will fully address all future costs; (iii) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property other than at sites for which existing reserves and/or indemnification recoveries will cover all future costs; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity obligation or other agreement with any third party relating to liability or obligations relating to any Environmental Law; (vi) to the Company’s Knowledge, there are no other circumstances or conditions concerning the Company or any of its Subsidiaries that would reasonably be expected to result in any material claim, liability, investigation or capital expenditure not otherwise fully covered by existing reserves and/or indemnification recoveries; and (vii) the Company has made available to the Parent correct and complete copies of all environmental reports, studies, assessments, memoranda and similar environmental documents in its possession relating to the Company or its Subsidiaries or their respective current and former properties or operations.

(14)	Taxes.

(a)	The Company and each of its Subsidiaries:

(i)	have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects;

(ii)	have paid all Taxes that are required to be paid (whether or not shown as due on such filed Tax Returns) or that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor or third party; and

(iii)	have withheld from each payment made to any Person, and charged, collected and remitted in respect of every sale, supply and delivery, all Taxes required under applicable Law,

except in each case as would not be material to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except as would not be material to the Company or its Subsidiaries (taken as a whole).

(b)	Except as set out in Section (14)(b) of the Company Disclosure Letter there are no outstanding or, to the Company’s Knowledge, pending, or threatened in writing, audits, examinations, investigations, proposed adjustments, assessments, reassessments, appeals, or other Tax-related proceedings with respect to the Company or any Subsidiary.

(c)	No closing agreements, private letter rulings, technical advance memoranda, advance Tax rulings, interpretations, advance pricing agreements, or similar agreements or rulings have been entered into or issued by any Tax authority with respect to the Company or any Subsidiary and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any material Taxes has been executed or filed with any taxing authority by or on behalf of the Company or any of its Subsidiaries.

(d)	There are no Liens on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

(e)	With respect to any taxable period for which Tax Returns have not yet been filed, or for which Taxes are not yet due and owing, the Company and each of its Subsidiaries have made adequate and sufficient accruals for material Taxes on the most recent financial statements filed as part of the Company Public Disclosure Record in accordance with IFRS.

(f)	Neither the Company nor any of its Subsidiaries has ever directly or indirectly transferred any material amount of property to or supplied any material amount of services to or acquired any material amount of property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(g)	Each transaction prior to the date hereof that required material payments between or among the Company and any of its Subsidiaries was compliant in all material respects with the transfer pricing rules, regulations, documentation requirements and administrative guidance set forth by the taxing authorities of the jurisdictions in which the Company and any of its Subsidiaries that are parties to such transaction were resident at the relevant time for Tax purposes.

(h)	The tax attributes of the assets of the Company and each of its Subsidiaries were, in respect of the relevant point in time, accurately reflected in the Tax Returns of the Company and of each of its Subsidiaries, as applicable, and have not, in a manner that would be material to the Company or its Subsidiaries changed since the date of such Tax Returns, except to the extent that such attributes have been used in the Ordinary Course or as a result of completion of any transaction contemplated by this Agreement including, without limitation, any Bump Transaction and as set forth in Section (14)(h) of the Company Disclosure Letter.

(i)	To the Company’s Knowledge, there are no circumstances existing which could reasonably result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course, the Company and its Subsidiaries have not claimed any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Time.

(j)	Neither the Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Code Section 6707A(c)(1), Treasury Regulations Section 1.6011-4(b) or Section 237.3 of the Tax Act.

(k)	Neither the Company nor any of its Subsidiaries: (i) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under subsection 160(1) of the Tax Act, Treasury Regulations Section 1.1502-6 or any similar provision of state, provincial, local or foreign Law; (ii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than Tax gross-ups to employees, and any other commercial agreements or contracts not primarily related to Tax); or (iii) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the past two years.

(l)	The Company has made available to the Parent true and correct copies of the United States and Canadian federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2016, 2015, 2014 and 2013.

(m)	The Company has not received any written claim made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(n)	For the purposes of the Tax Act and any other relevant Tax purposes: (i) the Company is not a non-resident of Canada; and (ii) each of its Subsidiaries is not a non-resident in the jurisdiction in which it was formed.

(15)	Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain insurance policies that would not have a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not have a Material Adverse Effect.

(16)	Intellectual Property.

(a)	Section (16)(a) of the Company Disclosure Letter identifies: (i) a true and complete list of all registered Owned IP and all material unregistered Owned IP stating: (A) for each registered item of Owned IP, the registration or application number, the record owner, the date filed or issued and the applicable filing jurisdiction; and (B) for any unregistered Owned IP that is not under a pending application for registration, a summary description thereof; and (ii) a true and complete list of all material Third-Party IP used, held for use, or required by the Company for the carrying on of the business presently conducted and licensed by the Company and its Subsidiaries under a written contract.

(b)

The Company and its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Company IP rights that are material to the conduct of the business, and such Company IP rights, collectively, are sufficient to conduct the business, as presently conducted of the Company and its Subsidiaries. The Company and its Subsidiaries solely own all right, title and interest in and to, and are exclusively entitled to possess, use, transfer, license and exploit, all Owned IP without the consent or permission of or payment to any Person. Except as is set out in Section (16)(b) of the Company Disclosure Letter, none of the Owned IP (excluding, solely for such purpose, the Company’s rights to Owned Software): (i) is subject to any Contract that in any way limits or restricts the ability of the Company or its Affiliates to use, exploit, assert, or enforce any such Owned IP anywhere in the world, including any commitments to any standard-setting bodies or similar organizations; or (ii) is subject to any license or other rights or claims of a third party, other than under the license agreements set forth in Section (16)(b) of the Company Disclosure Letter.

(c)	Except as set out in Section (16)(c) of the Company Disclosure Letter, to the Company’s Knowledge since the Applicable Date: (i) none of the Company or its Subsidiaries has, nor has any Person alleged that the Company or any of its Subsidiaries has, infringed, misappropriated, or otherwise violated any Third-Party IP Rights; (ii) no Third Party has infringed, misappropriated or otherwise violated any Owned IP; and (iii) there have been no challenges to the validity, enforceability or ownership of any Owned IP.

(d)	Except as would not have a Material Adverse Effect, since the Applicable Date the Company Information Technology and Company Software: (i) has operated and performed as required to permit the Company and its Subsidiaries to conduct their respective businesses as conducted as at the relevant time without any material malfunction, defect, error, data loss, or breakdown in operation; and (ii) has not caused or produced any material damage to any Company Information Technology.

(e)	Except as set out in Section (16)(e) of the Company Disclosure Letter, none of the Owned Software is, contains, is combined with, or is derived from, any Software that is subject to or governed by Open Source License Terms, in any manner, in whole or in part.

(f)	All Owned Software: (i) has been catalogued and documented as reasonably necessary to enable, competently skilled programmers and engineers to use, to maintain, and to enhance it by readily using the existing Source Code, the Source Code Developer Material related thereto, engineering drawings, machine settings, and documentation, all of which is currently available to such programmers and engineers of the Company and its Subsidiaries; and (ii) is functional and operational as necessary for use in the business of the Company and its Subsidiaries. No Owned Software has been presented or disclosed in Source Code form to any Person except under written confidentiality agreements or written Source Code escrow agreements.

(g)

Except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have implemented backup, security and disaster recovery technology and procedures consistent with industry practices in each applicable jurisdiction in which they do business; and (ii) to the Company’s

Knowledge, there has been no unauthorized access to, use, disclosure, transfer of, loss, destruction, or other misuse of, and no violation of any security policy regarding: (A) any customer, employee and other personally identifiable information, and any material data, held or controlled by the Company or any of its Subsidiaries; or (B) any Company Software or any Company Information Technology.

(17)	Customers. Section (17) of the Company Disclosure Letter sets forth a list of the Significant Customers. Since January 1, 2017, to the Company’s Knowledge, no Significant Customer has indicated to the Company an intention to: (i) terminate its relationship with, or otherwise stop or materially reduce the purchases of products from, the Company or its Subsidiaries; or (ii) change the terms and conditions on which it purchases products from the Company or its Subsidiaries, which would have a material impact on the Company or its Subsidiaries (taken as a whole).

(18)	Suppliers. Section (18) of the Company Disclosure Letter sets forth a list of Significant Suppliers. Since the Applicable Date, no Significant Supplier has indicated an intention to: (i) terminate its relationship with, or otherwise stop or materially reduce the supply of products to, the Company or its Subsidiaries or (ii) change the terms and conditions on which it supplies products to the Company or its Subsidiaries, which would have a material impact on the Company or its Subsidiaries (taken as a whole).

(19)	Product Liabilities. Since the Applicable Date, none of the Company or any of its Subsidiaries has received any written claim, and to the Company’s Knowledge, any other claim, and, to the Company’s Knowledge, there are no incidents that would reasonably be expected to give rise to a claim for or based upon breach of product warranty (other than warranty service and repair claims in the Ordinary Course), strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint or any other similar allegation of liability, including or resulting in product recalls, except as would not have a material impact on the Company and the Subsidiaries (taken as a whole).

(20)	Export Control Laws.

(a)

Since the Applicable Date, the Company and each of its Subsidiaries have: (i) complied in all material respects with all applicable U.S. Laws and regulations, as well as any applicable non-US Laws and regulations regarding export and reexport controls and trade and economic sanctions (“Export Controls and Sanctions”), including (A) the Export Administration Regulations maintained by the U.S. Department of Commerce, the International Traffic in Arms Regulations maintained by the U.S. Department of State, trade and economic sanctions maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and any applicable antiboycott compliance regulations, and (B) the Export and Import Permits Act, Special Economic Measures Act, United Nations Act (including regulations under these various statutes) and other export control measures and trade and economic sanctions maintained or administered by the Canadian Department of Foreign Affairs and International Trade and/or the Canada Border Services Agency, as well as the Nuclear Safety Act and Control Act administered by the Canadian Nuclear Safety Commission; and (ii) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has directly exported any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Export Controls and Sanctions without obtaining prior authorization from the competent Governmental Entities as required by those Export Controls and Sanctions. The Company and its Subsidiaries are in material compliance with all applicable import Laws (“Import Restrictions”), including: (A) Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations; and (B) the Special Import Measures Act and all regulations thereunder.

(b)	Section (20)(b) of the Company Disclosure Letter accurately describes all of: (i) the countries to which the goods, services, items, software, technology, or technical data of the Company or any of its Subsidiaries have been exported by the Company or any of its Subsidiaries; and (ii) the authority for the exports, including license number, license exception or no license required, for each good, service, item, software, technology, and technical data of the Company and its Subsidiaries. Any such exports were in compliance with the applicable Laws and regulations of the country from which they were exported and all other applicable laws. No license is required under Export Controls and Sanctions to transfer any relevant goods, services, items, software, technology, or technical data from Company and its Subsidiaries to the Parent or its Subsidiaries.

(c)	None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Company or any of its Subsidiaries: (i) is, or is owned or controlled by, a Person or Persons resident in Crimea, Cuba, Iran, or Syria, or a Person or Persons designated as a Specially Designated National or Blocked Person or other restricted party under the sanctions administered by OFAC; or (ii) is included on any list of restricted entities, Persons or organizations published by the government of the United States of America including the Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identification List, or any other list maintained by OFAC, the Denied Persons List, the Entity List and any other list maintained by the U.S. Department of Commerce, the List of Statutorily Debarred Parties, the List of Administratively Debarred Parties, the Terrorist Exclusion List.

(d)	No Action, claim, request for information, or subpoena is outstanding or, to the Company’s Knowledge, pending, or threatened concerning any export or import activity of the Company or any of its Subsidiaries. No voluntary self disclosures have been filed by or for the Company or any of its Subsidiaries with respect to known or possible violations of any Export Controls and Sanctions or Import Restrictions.

(e)	To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is aware of any fact or circumstance relating to the Company or any of its Subsidiaries that could result in any liability to the Company or any of its Subsidiaries for violation of any Export Controls and Sanctions or Import Restrictions.

(f)	The Company and its Subsidiaries, or where permitted by applicable Law, to the Company’s Knowledge, its customs brokers and/or freight forwarders, have maintained in all material respects all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Controls and Sanctions and Import Restrictions.

(21)	Related Party Transactions.

(a)	Except as set forth in the Company Public Disclosure Record or compensation or other employment arrangements in the Ordinary Course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and (i) any director, (ii) the chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, or (iii) any Person beneficially owning one percent or more of the outstanding Common Shares, on the other hand.

(b)	Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries (except for amounts due in the Ordinary Course, including salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses).

(c)	Except as disclosed in Section (21)(c) of the Company Disclosure Letter, there is no related party of the Company (within the meaning of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions) who together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the Transactions.

(22)	Conflict Minerals Compliance. To the Company’s Knowledge, none of the products manufactured by the Company or its Subsidiaries contain any:

(a)	gold;

(b)	tantalum, tin, or tungsten (derivatives of columbite-tantalite (coltan), cassiterite, and wolframite); or

(c)	any other minerals or their derivatives,

in each case determined by the U.S. Secretary of State to be financing the conflict in the Democratic Republic of the Congo or an adjoining country (collectively “Conflict Minerals”).

(23)	Brokers and Finders. Except for the Financial Advisors, none of the Company, any of its Subsidiaries nor any of their respective officers, directors or employees has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transactions. The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Financial Advisors.

(24)	Directors’ and Officers’ Support Agreements. Each of the individuals listed in Section 1.1 of the Disclosure Letter under the heading “Directors’ and Officers’ Support Agreements” has executed and delivered a Directors’ and Officers’ Support Agreement substantially in the form attached hereto as Schedule E on the date hereof, copies of which have been made available to the Parent.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

(1)	Organization, Good Standing and Qualification. Each of the Parent and the Purchaser is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, could not, individually or in the aggregate, reasonably be expected to prevent the ability of the Parent and the Purchaser to consummate the Transactions. The Parent has made available to the Company prior to the date hereof complete and correct copies of its and the Purchaser’s Organizational Documents, and each as so delivered is in full force and effect on the date hereof.

(2)	Corporate Authority. Each of the Parent and the Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and is a valid and binding agreement of the Parent and the Purchaser, enforceable against each of the Parent and the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(3)	Governmental Filings; No Violations; Etc.

(a)	Other than the approvals, filings and/or notices: (i) pursuant to Article 2 of the Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Director under the CBCA; (ii) the Required Regulatory Approvals; and (iii) approvals, filings and/or notices under the U.S. Exchange Act, no notices, reports or other filings are required to be made by the Parent and/or the Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Parent and/or the Purchaser from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Parent and the Purchaser and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent the ability of the Parent and/or the Purchaser to consummate the Transactions.

D - 1

(b)	The execution, delivery and performance of this Agreement by the Parent and the Purchaser does not, and the consummation by the Parent and the Purchaser of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the Organizational Documents of the Parent or the Organizational Documents of any of its Subsidiaries (including the Purchaser); (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Parent or any of its Subsidiaries (including the Purchaser) pursuant to any Contracts binding upon the Parent or any of its Subsidiaries (including the Purchaser) or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section (3)(a) above under any Law to which the Parent or any of its Subsidiaries (including the Purchaser) is subject; or (iii) any change in the rights or obligations of any party under any Contract binding upon the Parent or any of its Subsidiaries (including the Purchaser), except in the case of the foregoing clauses (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent the ability of the Parent and the Purchaser to consummate the Transactions.

(4)	Sufficient Funds. Collectively, the Parent and the Purchaser currently have available to them funds necessary for the payment to the Depositary of the aggregate cash Consideration payable pursuant to Section 2.9 of the Agreement.

(5)	Brokers and Finders. Except for Goldman Sachs, none of the Parent, the Purchaser or their respective directors or employees has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transactions.

(6)	Litigation. To the knowledge of the Parent and the Purchaser, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or threatened, against the Parent or the Purchaser before any Governmental Entity nor are the Parent or Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent consummation of the Transactions.

D - 2

SCHEDULE E

FORM OF DIRECTORS’ AND OFFICERS’ SUPPORT AGREEMENT

[See attached]

E - 1

EXECUTION COPY

SUPPORT AND VOTING AGREEMENT

In consideration of AVIGILON CORPORATION (the “Company”) entering into an arrangement agreement dated the date hereof (the “Arrangement Agreement”) with MOTOROLA SOLUTIONS, INC. (the “Parent”) and MOTOROLA SOLUTIONS CANADA HOLDINGS INC. (the “Purchaser”), providing for an arrangement involving the Company and the Purchaser pursuant to Section 192 of the Canada Business Corporations Act (the “Transaction”), this support and voting agreement (the “Agreement”) dated as of February 1, 2018 sets out the terms on which                              (the “Securityholder”) undertakes to take certain actions and do certain things to support the Transaction.

WHEREAS the Company is proposing to hold the Company Meeting to approve, inter alia, (i) the direct or indirect acquisition of all of the issued and outstanding common shares of the Company by the Purchaser by way of the Transaction, and (ii) such other ancillary matters as the Board may deem necessary in order to give effect to the Transaction;

AND WHEREAS the Securityholder wishes to support the Transaction subject to the terms and conditions contained herein;

AND WHEREAS the Parties have agreed to enter into this Agreement to provide for the support by the Securityholder of the Transaction;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms.

(1)	Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Arrangement Agreement.

(2)	The Securityholder, the Parent and the Purchaser are collectively referred to as the “Parties” and each a “Party”.

(3)	“Board” means the board of directors of the Company.

(4)	“Relevant Securities” means the Common Shares, Company Options and Company RSUs, listed on Schedule “A”, and any Common Shares acquired by the Securityholder or any affiliate of the Securityholder subsequent to the date hereof but prior to the record date in respect of the Company Meeting (as the same may be changed in accordance with the Arrangement Agreement) including from the conversion or exercise of Company Options and Company RSUs.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(3)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and (ii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(4)	References to Persons and Agreements. Any reference to a Person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Computation of Time. If the date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action shall be required or permitted to be taken before 4:30 p.m. on the next succeeding day which is a Business Day.

(6)	Time References. References to time are to local time, Vancouver, British Columbia.

Section 1.3	Schedule.

The schedule attached to this Agreement forms an integral part of this Agreement for all purposes of it.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Section 2.1	Representations and Warranties of Securityholder.

(1)	The Securityholder hereby represents and warrants to the Parent and the Purchaser (and acknowledges that the Parent and the Purchaser are relying upon such representations and warranties) that:

(a)	The Securityholder is the registered and/or beneficial owner of, or exercises control or direction over, all of the Relevant Securities listed in Schedule “A”.

(b)	Other than the Relevant Securities, the Securityholder does not own (as registered owner or beneficial owner), or exercise control or direction over, any Common Shares or any options, warrants or other rights to acquire any additional Common Shares or any security exercisable for or convertible into Common Shares.

(c)	Except pursuant hereto, no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Relevant Securities, or any interest therein or right thereto, and none of the Relevant Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote the Relevant Securities, call meetings of holders of the Common Shares or give consents or approvals of any kind.

(d)	The Securityholder has the full authority and capacity to vote or direct the voting of the Relevant Securities and to give or cause to be given a proxy for the Relevant Securities in connection with the Company Meeting.

(e)	This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

(f)	The execution and delivery of this Agreement by the Securityholder and the performance by the Securityholder of its obligations contemplated herein do not and will not constitute a default, violation or breach under any contract, commitment, agreement, arrangement, understanding or restriction to which the Securityholder is a party or by which it is bound, except such violations, conflicts, defaults or breaches which could not, individually or in the aggregate, impair the ability of the Securityholder to perform its obligations under this Agreement.

(g)	To the actual knowledge of the Securityholder, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against the Securityholder or any properties of the Securityholder that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Securityholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

Section 2.2	Representations and Warranties of the Parent and the Purchaser.

(1)	Each of the Parent and the Purchaser hereby represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying upon such representations and warranties) that:

(a)	It is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b)	It has all necessary corporate power and authority to execute and deliver this Agreement.

(c)	This Agreement has been duly executed and delivered by the Parent and the Purchaser, and constitutes a legal, valid and binding obligation of the Parent and the Purchaser, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

(d)	The execution and delivery of and performance by the Parent and the Purchaser of this Agreement do not and will not constitute a default, violation or breach under any contract, commitment, agreement, arrangement, understanding or restriction to which either of them is a party or by which either of them is bound, except such violations, conflicts, defaults or breaches which could not, individually or in the aggregate, impair the ability of the Parent or the Purchaser to perform their obligations under this Agreement.

(e)	To the actual knowledge of the Parent and the Purchaser, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against the Parent or the Purchaser that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the ability of the Parent or the Purchaser to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 3

SECURITYHOLDER COVENANTS

Section 3.1	Transfer of Relevant Securities.

(1)	The Securityholder agrees that during the term of this Agreement, it will not, except as expressly contemplated by this Agreement, directly or indirectly, in any manner:

(a)	sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Relevant Securities or any interest therein or enter into any agreement, arrangement or understanding in connection therewith, unless the Securityholder retains the irrevocable right to vote, or cause to be voted, the Relevant Securities at the Company Meeting in favor of the Arrangement Resolution (and any other resolution put forward at the Company Meeting that is required for the consummation of the transactions contemplated by the Arrangement Agreement) in accordance with his or her or its obligations under this Agreement; provided that, the Securityholder may (i) exercise Company Options to acquire additional Common Shares and/or settle Company RSUs to acquire additional Common Shares, and (ii) transfer Relevant Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Securityholder or under common control with or controlling the Securityholder provided that (w) such transfer shall not relieve or release the Securityholder of or from its obligations under this Agreement, including, without limitation, the obligation of the Securityholder to vote or cause to be voted all Relevant Securities at the Company Meeting in favour of the Arrangement Resolution (and any other resolution put forward at the Company Meeting that is required for the consummation of the transactions contemplated by the Arrangement Agreement), (x) prompt written notice of such transfer is provided to the Parent and the Purchaser, (y) the transferee continues to be a corporation or other entity directly or indirectly controlling the Securityholder, or owned or controlled by the Securityholder, at all times prior to the Company Meeting; or

(b)	deposit any of the Relevant Securities into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Securities, in each case, without having first obtained the prior written consent of the Parent and the Purchaser, which consent shall not be unreasonably withheld.

Section 3.2	Non-Solicitation.

(1)	The Securityholder agrees that it shall:

(a)	not, directly or indirectly:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to, an Acquisition Proposal;

(ii)	engage or participate in any discussions or negotiations with any Person (other than the Parent or the Purchaser) regarding any Acquisition Proposal;

(iii)	enter into or publicly propose to enter into, any agreement, relating to an Acquisition Proposal; and

(b)	immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of this Agreement with any Person (other than the Parent or the Purchaser) by or on behalf of the Securityholder with respect to any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, whether or not initiated by the Securityholder, provided that if at any time, prior to obtaining the approval by the holders of Common Shares eligible to vote in respect of the Arrangement Resolution, the Company receives a written Acquisition Proposal that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Section 5.1 of the Arrangement Agreement, the Securityholder may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal provided that (i) the Board is permitted by Section 5.2 of the Arrangement Agreement to engage in such discussions or negotiations, and (ii) such Acquisition Proposal did not result from a breach by the Securityholder of the provisions of this Agreement.

Section 3.3	Voting.

(1)	The Securityholder hereby irrevocably covenants, undertakes and agrees that, from the date hereof until the termination of this Agreement pursuant to Article 4, it shall:

(a)	vote (or cause to be voted) all of the Relevant Securities (to the extent that such Relevant Securities are entitled to a vote in respect of such matters):

(i)	in favour of the of the Arrangement Resolution (and any other resolution put forward at the Company Meeting that is required in furtherance thereof) at the Company Meeting and/or every meeting of the securityholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)	against any resolution proposed by the Company or any other Person that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction;

(b)	except as contemplated by this Agreement, not vote or grant to any Person other than the Parent or the Purchaser a proxy to vote or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Relevant Securities (and will cause such Relevant Securities not to be voted) in favour of any Acquisition Proposal;

(c)	deliver, or cause to be delivered, to the Company’s transfer agent, or as otherwise directed by the Company, after receipt of proxy materials for, and no later than five (5) Business Days before the date of, the Company Meeting or any other meeting of the securityholders (or any of them) of the Company called for the purpose of approving the Transaction, a duly executed proxy directing that the Relevant Securities be voted at such meeting in favour of the Arrangement Resolution and all related matters; and

(d)	not take any action that is intended to prevent the completion of the Transaction.

(2)	The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Transaction or the transactions associated therewith that the Securityholder may have; and

(b)	commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, the Parent or the Purchaser or any of their Subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or any other agreement relating to the Transaction or the consummation of the Transaction.

(3)	The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

Section 3.4	No Agreement as Director or Officer.

The Securityholder is entering into this Agreement solely in its capacity as the legal and beneficial owner of, or the Person who exercises control or direction over, the Relevant Securities and in no other capacity. Consequently, nothing in this Agreement shall be construed as in any manner restricting, limiting or prohibiting the Securityholder (or any of its directors, officers, employees or shareholders) from taking any action, or refraining from taking any action, in his or her capacity as a director, officer or employee of the Company or any of its Subsidiaries on behalf of the Company and its Subsidiaries, including any action of the Company permitted under the Arrangement Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict the Securityholder from exercising his or her fiduciary duties as a director, officer or employee of the Company or any of its Subsidiaries.

ARTICLE 4

TERMINATION

Section 4.1	Termination.

(1)	This Agreement shall automatically terminate upon the earlier of:

(a)	the Effective Time;

(b)	the date of termination of the Arrangement Agreement in accordance with its terms; and

(c)	the mutual consent in writing of the Parties.

(2)	This Agreement may be terminated by the Securityholder if:

(a)	any representation or warranty of the Parent or the Purchaser under this Agreement or under the Arrangement Agreement is untrue or incorrect in any material respect;

(b)	the amount of the consideration offered by the Purchaser to the holders of Subject Securities pursuant to the Transaction is reduced, the form of the consideration is changed, or the terms of the Arrangement Agreement are otherwise changed in any manner that is adverse to the Securityholder;

(c)	the Board publicly announces its recommendation in support of a Superior Proposal; or

(d)	the transaction is not completed by the Outside Date,

provided that at the time of such termination under clause (a), (c) or (d), the Securityholder is not in material default in the performance of its obligations under this Agreement.

Section 4.2	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of this Article 4, no Party shall have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Article 4 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

Section 4.3	Remedies.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Securityholder, the Parent or the Purchaser in accordance with their specific terms or were otherwise breached by the Securityholder, the Parent or the Purchaser. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the Securityholder, the Parent or the Purchaser, as applicable, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1	Disclosure.

(1)	The Securityholder agrees:

(a)	to the existence and factual details of this Agreement (other than registration particulars set out in Schedule “A”) being set out in any public disclosure, including, without limitation, press releases, information circulars and court materials, produced by the Company, the Parent or the Purchaser, at the discretion of the Company, the Parent or the Purchaser, in connection with the Transaction; and

(b)	to this Agreement (other than registration particulars set out in Schedule “A”) being filed and/or available for inspection by the public to the extent required by applicable securities laws or stock exchange rules.

Section 5.2	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or by electronic mail and addressed:

(a)	to Parent or Purchaser at:

Motorola Solutions, Inc.

500 W Monroe Street, Suite 4400

Chicago, IL 60661-3781

USA

Attention:	Michael Annes, Senior Vice President—Business Development
Email:	michael.annes@motorolasolutions.com

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, CA 94301

USA

Attention:	Matthew Gemello
Email:	matthew.gemello@bakermckenzie.com

Baker & McKenzie LLP

Brookfield Place, Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario M5J 2T3

Canada

Attention:	Kevin Rooney
Email:	kevin.rooney@bakermckenzie.com

(b)	to the Securityholder at:

[Securityholder]

[Address]

Attention:	[•]
Email:	[•]

with a copy (which will not constitute notice) to:

Farris, Vaughan, Wills & Murphy LLP

2500-700 West Georgia Street

Vancouver, British Columbia V7Y 1B3

Canada

Attention:	Al Hudec
Email:	ahudec@farris.com

Section 5.3	Time of the Essence.

Time is of the essence in this Agreement.

Section 5.4	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 5.5	Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 5.6	Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Securityholder, the Parent and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Securityholder, the Parent, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 5.7	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.8	Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 5.9	Rules of Construction.

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 5.10	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les Parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 5.11	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by PDF or facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF, facsimile or similar executed electronic copy of this Agreement, and such PDF, facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

This Agreement has been agreed and accepted on the date first written above.

MOTOROLA SOLUTIONS, INC.

By:
Authorized Signing Officer

MOTOROLA SOLUTIONS CANADA HOLDINGS INC.

By:
Authorized Signing Officer

If a corporation:	If an individual:

[insert name of corporation]

By:
Authorized Signing Officer	Securityholder

SCHEDULE A

RELEVANT SECURITIES

Class of Securities		Number of Securities Held
Common Shares		•
Company Options	Vested Unvested	• •

Company RSUs	Vested Unvested	• •